2019 PROXY STATEMENT
& NOTICE OF ANNUAL MEETING OF STOCKHOLDERS



THE

NEXT GENERATION

BROWN-FORMAN



June 25, 2019

DEAR BROWN-FORMAN STOCKHOLDER:



It is our pleasure to invite you to attend Brown-Forman Corporation's 2019 Annual Meeting of Stockholders, which will be held at the Brown-Forman Conference Center in Louisville, Kentucky, on **Thursday, July 25, 2019**, at 9:30 A.M. (Eastern Daylight Time). Please see the Notice of Annual Meeting on the next page for more information about this location and our admission procedures.

Your vote is important to us. **Please complete and return your proxy card, or vote by telephone or online as soon as possible, even if you plan to attend the Annual Meeting.**

We hope to see you on July 25. On behalf of the Board of Directors, thank you for your continued support.

Very truly yours,

Geo. Garvin Brown IV,
Chairman of the Board of Directors

Lawson E. Whiting,
President and
Chief Executive Officer

BROWN-FORMAN

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

DATE:	**Thursday, July 25, 2019**
TIME:	**9:30 A.M.** (Eastern Daylight Time)
LOCATION:	**Brown-Forman Conference Center** **850 Dixie Highway** **Louisville, Kentucky 40210**

We are holding this meeting for the following purposes:

- To elect the fourteen directors named in this Proxy Statement; and
- To transact any other business that may properly come before the Annual Meeting or any adjournment or postponement thereof.

Class A stockholders of record at the close of business on June 17, 2019, are entitled to vote at the meeting, either in person or by proxy.

There are several ways to vote. You may complete, sign, and date the enclosed proxy card and return it in the enclosed envelope, or you may vote by telephone (1-800-690-6903) or online (*www.proxyvote.com*). Whatever method you choose, please vote in advance of the meeting to ensure that your shares will be voted as you direct. Instructions on telephone and online voting are on the proxy card enclosed with this Proxy Statement.

Louisville, Kentucky
June 25, 2019

Matthew E. Hamel

By order of the Board of Directors
Matthew E. Hamel, Secretary

ADMISSION PROCEDURES

We are committed to providing a safe, secure environment for our stockholders, directors, employees, and guests. To that end, please observe the following procedures if you plan to attend the Annual Meeting.

- **Before the meeting:** Please register on or before July 23, 2019. You may register online at *asm.b-f.com* or by contacting Steve Cassin, our Investor Relations Manager, by telephone at (502) 774-7658.
- **When you arrive:** Brown-Forman representatives will direct you to the Administration Building, where you can check in at the registration table beginning at 8:30 A.M. (Eastern Daylight Time).
- **What to bring:** Everyone attending the meeting should bring a photo ID. If your shares are registered in the name of a bank, broker, or other holder of record, please also bring documentation of your stock ownership (such as a brokerage statement) as of June 17, 2019.

If you do not register in advance, you may still be admitted if you present a photo ID along with your proxy card, brokerage statement, or other documentation of stock ownership.

Table of Contents

Proxy Summary

In this section, we highlight certain information about matters discussed in this Proxy Statement. As it is only a summary, we encourage you to read the entire Proxy Statement before voting.

ANNUAL MEETING OF STOCKHOLDERS

DATE: Thursday, July 25, 2019

TIME: 9:30 A.M. (Eastern Daylight Time)

LOCATION: Brown-Forman Conference Center
850 Dixie Highway
Louisville, Kentucky 40210

PROPOSAL FOR STOCKHOLDER VOTING

Proposal	Our Board's voting recommendation	Where to find details
Election of fourteen directors	✓ FOR all nominees	Pages 16–20

PERFORMANCE AND COMPENSATION HIGHLIGHTS

We believe our executive compensation program continues to attract, motivate, reward, and retain a talented and diverse team of executives. These individuals lead our efforts to be the best brand builder in the spirits industry, and enable us to deliver superior and sustainable value for our stockholders. The incentive payouts to our executives described in this Proxy Statement reflect our performance both during the most recent fiscal year and over time.

The following charts compare trends in our performance with respect to total shareholder return (TSR), diluted earnings per share, and underlying operating income growth with trends in the compensation of our former Chief Executive Officer, Paul C. Varga, and current Chief Executive Officer, Lawson E. Whiting. These metrics reflect long-term value generated for our stockholders, and the charts show how our compensation strategy aligns with that performance.

OUR PERFORMANCE IN FISCAL 2019:



TSR   **Earnings Per Share**
(compound annual growth rate; Class B common stock)

Underlying Operating Income[1]
(compound annual growth rate)

CEO Total Compensation[2]
(in $ millions)

(1) Reflects the originally reported growth in "underlying operating income" over the past five fiscal years. "Underlying operating income" is not derived in accordance with U.S. generally accepted accounting principles (GAAP). The "underlying operating income" growth rates for fiscal years 2015 and 2018 were not retrospectively adjusted to reflect the impact from the adoption of the Accounting Standards Update 2017-07 (related to pension), which we adopted effective May 1, 2018, and other reclassified expenses related to certain marketing research and promotional agency costs. The impact of these changes, which had no effect on net income, was not material. The long-term incentive compensation related to those fiscal years was also not retrospectively adjusted as a result. Please refer to Appendix A of this Proxy Statement for additional information.

(2) Total compensation for the Chief Executive Officer includes base salary, stock-settled stock appreciation rights, non-equity compensation, and all other compensation as reported in the fiscal 2019 Summary Compensation Table on page 40. Total compensation also includes performance-adjusted restricted stock award values as reported at the end of the applicable three-year performance period. All values shown are for Paul C. Varga, with the exception of base salary and all other compensation, which represents amounts paid to both Mr. Varga and Mr. Whiting in fiscal 2019. Changes in pension value are excluded.

OUR DIRECTOR NOMINEES TO THE BOARD

Class A stockholders are being asked to vote on the election of the fourteen directors named below. More details about each director's background, skills, and expertise can be found under "Election of Directors" beginning on page 16. On December 31, 2018, our former Chairman and Chief Executive Officer, Paul C. Varga, retired from his role as an employee and officer of Brown-Forman, but continues to serve as a member of the Board through the upcoming Annual Meeting to be held on July 25, 2019 (the Annual Meeting). In anticipation of Mr. Varga's retirement, Lawson E. Whiting was appointed to the Board on November 15, 2018, and became Chief Executive Officer of Brown-Forman on January 1, 2019.

Board Nominees

Nominee Name & Occupation	Age	Director Since	Director Category	Audit	Comp	Corp Gov & Nom	Exec
Patrick Bousquet-Chavanne Chief Executive Officer, Emaar Malls	61	2005	I		●	●	
Campbell P. Brown Senior Vice President, President and Managing Director of Old Forester, Brown-Forman	51	2016	B, M				
Geo. Garvin Brown IV Chairman of the Board, Brown-Forman	50	2006	B			●	C
Stuart R. Brown Managing Partner, Typha Partners, LLC	54	2015	B				
Bruce L. Byrnes Retired Vice Chairman of the Board, The Procter & Gamble Company	71	2010	I	●		●	
John D. Cook Director Emeritus of McKinsey & Company	66	2008	I		●	C	●
Marshall B. Farrer Senior Vice President, Managing Director of GTR and Developed APAC Region, Brown-Forman	48	2016	B, M				
Laura L. Frazier Owner and Chairman, Bittners LLC	61	2016	B				
Kathleen M. Gutmann Chief Sales and Solutions Officer, United Parcel Service, Inc.	50	2017	I	●			
Augusta Brown Holland Founding Partner, Haystack Partners LLC	43	2015	B				
Michael J. Roney Retired Chief Executive Officer, Bunzl plc	65	2014	I		C		
Tracy L. Skeans Chief Transformation and People Officer, Yum! Brands, Inc.	46	2018	I	●			
Michael A. Todman Retired Vice Chairman, Whirlpool Corporation	61	2014	I	C			
Lawson E. Whiting President and Chief Executive Officer, Brown-Forman	51	2018	M				●

B=Brown Family Director   M=Management Director   I=Independent Director   C=Chair   ●=Committee Member

FISCAL 2019

22% RETURN ON INVESTED CAPITAL[1]

$310MM TOTAL DIVIDENDS

$200MM SHARE REPURCHASES

"Our prospects for delivering sustained growth remain bright as we develop our premium spirits portfolio around the world, led by Jack Daniel's and Woodford Reserve."

Lawson E. Whiting, President and Chief Executive Officer

(1) Return on Invested Capital is not derived in accordance with GAAP. Please refer to Appendix A of this Proxy Statement for additional information.

Annual Meeting Information

ABOUT YOUR PROXY MATERIALS

Our Board of Directors (the Board) is soliciting proxies for our Annual Meeting of Stockholders. This means that you can vote "by proxy" at the Annual Meeting—that is, you can instruct us how you would like your shares to be voted at the meeting even if you cannot personally attend.

We are providing this Proxy Statement and accompanying materials to help you make an informed decision on the matters to be considered at the Annual Meeting. We will begin mailing this Proxy Statement and accompanying materials, and also make them available online, on or about June 25, 2019, to holders of record of our Class A and Class B common stock at the close of business on June 17, 2019, which is the "record date" for the Annual Meeting.

This Proxy Statement and our Annual & Corporate Responsibility Report, which includes our Form 10-K for fiscal 2019, are available at *www.brown-forman.com/investors/annual-report/*. You may request additional printed copies at any time using the contact information below.

Please let us know as soon as possible how you would like your shares voted. See "How to Vote" below for details.

Contact Information

For information about your stock ownership or other stockholder services, please contact Steve Cassin, our Investor Relations Manager, by telephone at (502) 774-7658, by e-mail at Steve_Cassin@b-f.com, or by mail at Brown-Forman Corporation, 850 Dixie Highway, Louisville, Kentucky 40210.

Reducing Duplicate Mailings

The Securities and Exchange Commission (SEC) permits us to deliver a single Proxy Statement and Annual & Corporate Responsibility Report to stockholders who share the same address and last name. Unless we receive contrary instructions from any stockholder in the household, even if your household receives only one Proxy Statement and Annual & Corporate Responsibility Report, each stockholder will receive an individual proxy card. We implemented this "householding" process to reduce our printing costs and postage fees, and to reduce the environmental impact of our Annual Meeting. If you would like to enroll in householding, or if your household is already enrolled but you prefer to opt out of householding for next year, please inform us using the contact information above and we will promptly fulfill your request.

ATTENDING THE ANNUAL MEETING

Although only Class A stockholders may vote at the Annual Meeting, Class A and Class B stockholders who owned their shares as of the record date are welcome to attend.

If you plan to attend, please register by July 23, 2019, online at asm.b-f.com or by contacting Steve Cassin using the contact information above. Please bring a photo ID and, if your shares are registered in the name of a bank, broker, or other holder of record, documentation of your stock ownership as of the record date. **Please see "Admission Procedures" outlined in the Notice of Annual Meeting of Stockholders for full details.**

VOTING

Who May Vote

If you held shares of Class A common stock at the close of business on the record date, you (or your legal proxies) may vote at the Annual Meeting. At the close of business on the record date, there were 169,038,689 shares of Class A common stock outstanding and entitled to vote at the Annual Meeting. At the close of business on the record date, there were 308,489,725 shares of Class B common stock outstanding. Class B shares are not entitled to vote.

If you purchased Class A common stock after the record date, you may vote those shares only if you receive a proxy to do so from the person who held the shares on the record date. Each share of Class A common stock is entitled to one vote. If you receive more than one proxy card or voting instruction card, you should complete, sign, date, and return each one (or follow the telephone or online voting instructions) because each card represents different shares.

How to Vote

Stockholders of record. If your shares are registered directly in your name with our stock transfer agent, Computershare, you are considered the "**stockholder of record**" of those shares. If you are a stockholder of record of Class A common stock, you can give a proxy to be voted at the Annual Meeting:

 over the telephone by calling this toll-free number (1-800-690-6903);

 online (*www.proxyvote.com*); or

 by completing, signing, dating, and mailing the enclosed proxy card in the envelope provided.

Even if you plan to attend the Annual Meeting, we encourage you to submit a proxy in advance. If you are voting by telephone or online, we must receive your proxy by 11:59 P.M., Eastern Daylight Time, on Wednesday, July 24, 2019, to ensure your vote is recorded. You may override a proxy or change your voting instructions by following the applicable procedure outlined below in "Changing Your Vote."

The telephone and online voting procedures are designed to authenticate your identity, enable you to give voting instructions, and confirm that those instructions are recorded properly. If you are a stockholder of record and wish to vote by telephone or online, please refer to the instructions on the enclosed proxy card.

Your proxy will authorize the individuals named on the proxy card to vote your shares in accordance with your instructions. These individuals also will have the obligation and authority to vote your shares as they see fit on any other matter properly presented for a vote at the Annual Meeting. If for any reason a director nominee is not available to serve, the individuals named as proxy holders may vote your shares at the Annual Meeting for another nominee. The proxy holders for this year's Annual Meeting are Geo. Garvin Brown IV, Lawson E. Whiting, and Matthew E. Hamel.

If you are a stockholder of record and you sign and return your proxy card (or give your proxy by telephone or online) without specifying how you want your shares to be voted, our proxy holders will vote your shares "FOR" the election of each of the nominees to the Board. With respect to any other matter that properly comes before the Annual Meeting, the proxy holders will vote your shares as recommended by the Board or, if no recommendation is given, using their own discretion.

"Street name" stockholders. If your shares are held in a stock brokerage account or by a bank (known as holding shares in **"street name"**), you have the right to instruct your broker or bank how to vote your shares, and the broker or bank is required to vote in accordance with your instructions. To provide those instructions by mail, please complete, sign, date, and return your voting instruction card in the accompanying postage-paid envelope. Alternatively, if the broker or bank that holds your shares offers online or telephone voting, you will receive information about how to submit your voting instructions by those methods. You may vote in person at the Annual Meeting, but only if you obtain a "legal proxy" from the broker or bank that holds your shares.

If you are a street name stockholder and you do not instruct your broker how to vote, your broker is not permitted to vote your shares on the election of directors. Under the rules of various securities exchanges, brokers that hold your shares may generally use their discretion to vote on "routine" matters but not on "non-routine" matters. If your broker does not receive voting instructions from you on how to vote your shares on a "non-routine" matter, your shares will not be represented on such matters. (This is known as a "broker non-vote.") The election of directors is considered a "non-routine" matter; therefore, your broker is not permitted to vote your shares on the election of directors unless you provide voting instructions.

Changing Your Vote

If you are a **stockholder of record**, you may change your vote by submitting another proxy by telephone or online, by mailing another properly signed proxy card bearing a later date than your original one, or by attending the Annual Meeting and casting your vote in person. You also may revoke a proxy that you previously provided by delivering timely written notice of revocation to our Secretary, Matthew E. Hamel, at Brown-Forman Corporation, 850 Dixie Highway, Louisville, Kentucky 40210, or at Secretary@b-f.com.

If you hold your shares in **street name** and you wish to change or revoke your voting instructions, please refer to the materials your broker or bank provided to you for instructions.

Quorum Requirements

Business can be conducted at the Annual Meeting only if a quorum consisting of a majority of the outstanding shares of Class A common stock is present in person or represented by proxy. Abstentions will be counted as present for purposes of establishing a quorum.

Votes Needed For Approval

Proposal	Vote required to pass	Effect of abstentions and broker non-votes
Election of directors	Nominees who receive a majority of the Class A votes cast (the number of shares voted "for" the nominee exceeds the number of shares voted "against" that nominee) will be elected.	No effect.
Any other matter	Approval requires an affirmative vote of the majority of the Class A shares present (in person or represented by proxy) and entitled to vote.	Abstentions are equivalent to votes against the proposal. Broker non-votes will have no effect.

Dividend Reinvestment and Employee Stock Purchase Plan Shares

Shares of Class A common stock held in Brown-Forman's dividend reinvestment and employee stock purchase plans are included in your holdings and reflected on your proxy card. These shares will be voted as you direct.

ANNOUNCEMENT OF VOTING RESULTS

We intend to announce the preliminary voting results at the Annual Meeting and to issue a press release announcing the final voting results later that day. In addition, we will report the final voting results by filing a Form 8-K with the SEC within four business days following the Annual Meeting.

PROXY SOLICITATION EXPENSES

Brown-Forman bears the cost of soliciting proxies. Beginning on June 25, 2019, which is the mailing date for these proxy materials, our directors, officers, and other employees may solicit proxies in person or by regular mail, email, phone, or online. These individuals will not receive additional compensation for soliciting proxies. We will reimburse banks, brokers, nominees, and other fiduciaries for their reasonable charges and expenses incurred in forwarding our proxy materials to the beneficial owners of our stock held in street name.

Corporate Governance

OUR BOARD OF DIRECTORS

Our Board is the policy-making body that is ultimately responsible for Brown-Forman's business success and ethical climate. The Board oversees the performance of our senior management team, which is responsible for leading and operating Brown-Forman's business. The Board's primary responsibilities include retention, evaluation, and succession planning for the Chief Executive Officer and the Chairman of the Board, as well as oversight of our corporate strategy, financial condition, executive compensation policies and practices, and enterprise risk management. The Board may retain independent advisors to help it perform its duties.

BROWN-FORMAN IS A "CONTROLLED COMPANY."

As a publicly traded, family-controlled company, Brown-Forman enjoys a rare governance opportunity in that members of our controlling stockholder family, the Brown family, participate directly on our Board. We believe this governance structure gives us a distinct competitive advantage because Brown family members bring a long-term ownership perspective to our Board. This advantage is sustained by a careful balancing of the roles of our Board, management, and our stockholders — including the Brown family.

SELECTION OF DIRECTORS

In evaluating candidates for Board membership, the Corporate Governance and Nominating Committee seeks directors who will represent the long-term best interests of all stockholders. As articulated in our Corporate Governance Guidelines, all Brown-Forman directors should possess the highest personal and professional ethics, integrity, and values. The Board believes the best directors have the following additional qualities: good judgment, candor, civility, business courage, experience with businesses and other organizations of comparable character and comparable or larger size, and a lack of conflicts of interest. We also believe that a significant number of our directors should be independent.

The Corporate Governance and Nominating Committee and the Board consider diversity in evaluating candidates for Board membership, though neither has adopted a formal policy to that effect. The Board's goal is to maintain a well-balanced composition that combines a variety of experiences, backgrounds, skills, and perspectives to enable the Board, as a whole, to guide Brown-Forman effectively in the pursuit of our strategic objectives. In evaluating potential Board candidates, the Corporate Governance and Nominating Committee considers an individual's independence; business, professional, or public service experience; relevant industry knowledge, experience, and relationships; business judgment; financial expertise; international experience; leadership skills; age, gender, race, and other personal characteristics; time availability; and familial relation to our controlling family stockholders.

GENDER MIX



10 directors are men — 29% Women — 4 directors are women

AGE MIX



61 and older 6 directors — Average Age 55 — 40–50 years 5 directors / 51–60 years 3 directors

TENURE ON BOARD



3 More than 10 years — 3 Less than three years — Average Tenure 6 years — 1 7–10 years — 7 3–7 years

COMPOSITION



7 Independent
4 Brown Family
2 Brown Family and Management
1 Management

The Corporate Governance and Nominating Committee occasionally engages independent search firms to assist in identifying potential Board candidates. The Board has not adopted a formal policy regarding stockholder-nominated director candidates because the Corporate Governance and Nominating Committee believes the process it follows to identify and select Board members has been appropriate and effective. Any candidates submitted by stockholders will be evaluated in the same manner as all other director candidates.

BOARD COMPOSITION

How Our Controlled-Company Status Affects Our Board

Our Board has determined that Brown-Forman is a "controlled company" under New York Stock Exchange (NYSE) rules because more than 50% of our Class A voting stock is held by members of the Brown family.

As a controlled company, we are exempt from NYSE listing standards that require boards to have a majority of independent directors, a fully independent nominating/corporate governance committee, and a fully independent compensation committee. As a matter of good corporate governance, the Board has voluntarily chosen to have a Compensation Committee that is composed entirely of directors who meet the NYSE's heightened independence standards for compensation committee members. Our Board does not have a majority of independent directors or a fully independent nominating/corporate governance committee. We are not exempt from, and comply in full with, requirements respecting the independence and qualifications of our Audit Committee members.

Our Independent Directors

We recognize the value of having independent directors. Under NYSE listing rules, a director qualifies as "independent" if the board of directors affirmatively determines the director has no material relationship with the company. Material relationships can include commercial, industrial, banking, consulting, legal, accounting, charitable, and familial relationships. While the focus is on independence from management, our Board considers all relevant facts and circumstances in making an independence determination. Our Board has determined that the following seven directors are independent under NYSE standards: Patrick Bousquet-Chavanne, Bruce L. Byrnes, John D. Cook, Kathleen M. Gutmann, Michael J. Roney, Tracy L. Skeans, and Michael A. Todman.

The Board has determined that Campbell P. Brown, Marshall B. Farrer, and Lawson E. Whiting are not independent because they are members of Brown-Forman management. The Board elected not to make a determination with respect to the independence of Geo. Garvin Brown IV, Stuart R. Brown, Laura L. Frazier, and Augusta Brown Holland.

Our Brown Family Directors

We believe it is strategically important for Brown family members to be actively engaged in the oversight of Brown-Forman. Through participation on the Board, the Brown family's long-term perspective is brought to bear, in some measure, upon each and every matter the Board considers. Brown family directors also serve as an effective link between the Board and the controlling family stockholders.

In addition, Board service allows the Brown family to actively oversee its investment in the company. Currently, the Brown family directors are Campbell P. Brown, Geo. Garvin Brown IV, Stuart R. Brown, Marshall B. Farrer, Laura L. Frazier, and Augusta Brown Holland.

Our Management Directors

We believe it is important, from a corporate governance standpoint, for management to be represented on the Board. Currently, Campbell P. Brown, Marshall B. Farrer, and Lawson E. Whiting serve in dual roles as Board members and Brown-Forman executives.

BROWN-FORMAN BOARD OF DIRECTORS

PATRICK BOUSQUET-CHAVANNE



Chief Executive Officer, Emaar Malls

CAMPBELL P. BROWN



Senior Vice President, President and Managing Director of Old Forester, Brown-Forman Corporation

GEO. GARVIN BROWN IV



Chairman of the Board, Brown-Forman Corporation

STUART R. BROWN



Managing Partner, Typha Partners, LLC

BRUCE L. BYRNES



Retired Vice Chairman of the Board, The Procter & Gamble Company

JOHN D. COOK



Director Emeritus of McKinsey & Company

MARSHALL B. FARRER



Senior Vice President, Managing Director of GTR and Developed APAC Region, Brown-Forman Corporation

LAURA L. FRAZIER



Owner and Chairman, Bittners LLC

KATHLEEN M. GUTMANN



Chief Sales and Solutions Officer, United Parcel Service, Inc.

AUGUSTA BROWN HOLLAND



Founding Partner, Haystack Partners LLC

MICHAEL J. RONEY



Retired Chief Executive Officer, Bunzl plc

TRACY L. SKEANS



Chief Transformation and People Officer, Yum! Brands, Inc.

MICHAEL A. TODMAN



Retired Vice Chairman, Whirlpool Corporation

LAWSON E. WHITING



President and Chief Executive Officer, Brown-Forman Corporation

INDEPENDENT

BROWN FAMILY

MANAGEMENT

BROWN FAMILY & MANAGEMENT

Recent Changes to Our Board

As previously disclosed, our President and Chief Executive Officer, Lawson E. Whiting, joined the Board on November 15, 2018. Paul C. Varga, our former Chairman and Chief Executive Officer, will retire from the Board as of the Annual Meeting.

LEADERSHIP STRUCTURE

BOARD LEADERSHIP STRUCTURE		
Geo. Garvin Brown IV, a Brown family member, has served as **Chairman of the Board** since 2007.	Lawson E. Whiting has served as **President and Chief Executive Officer** since 2019.	John D. Cook has served as **Lead Independent Director** since 2012.

Chairman of the Board

Our Board believes that the determination of whether to separate or combine the roles of Chairman of the Board and Chief Executive Officer should depend largely upon the identity of the Chief Executive Officer and the composition of the Board at the time. For this reason, the Board does not have a policy on separation of these roles, but rather evaluates the situation on a case-by-case basis. Although these roles have been separate since 2007, they have been combined in the past.

Lead Independent Director

When a director who has not been determined to be independent holds the office of Chairman of the Board, as is currently the case, the Board may select one independent director (after considering the recommendation of the Corporate Governance and Nominating Committee) to serve as Lead Independent Director. The Lead Independent Director, if any, is elected annually. John D. Cook has served in this role since 2012.

As Lead Independent Director, Mr. Cook's responsibilities include calling meetings of the independent directors and non-management directors, when necessary or advisable, and setting the agenda for and chairing those meetings. Other responsibilities appear in our Corporate Governance Guidelines at our website (*www.brown-forman.com/about/ corporate-governance/guidelines*).

Mr. Cook chaired one executive session of non-management directors in fiscal 2019 and called and presided over one executive session in fiscal 2019 that was attended solely by our independent directors.

President and Chief Executive Officer

As the President and Chief Executive Officer of Brown-Forman, Mr. Whiting is our highest ranking executive officer and is responsible for Brown-Forman's strategy, operations, and performance. Mr. Whiting also serves as a management member of our Board.

Why the Board Chose this Leadership Structure

The Board has determined that this leadership structure currently serves the best interests of Brown-Forman and all of its stockholders. Having a Brown family member serve as Chairman of the Board promotes the Brown family's active oversight of, and engagement and participation in, the company and its business and reflects the fact that Brown-Forman is controlled by the Brown family. In addition, because Mr. Brown handles the responsibilities associated with the position of Chairman of the Board, Mr. Whiting can concentrate on strategy and operations, while the Board still has access to his comprehensive knowledge of Brown-Forman's business. The Lead Independent Director position provides leadership to, and fosters coordination among, our independent directors, enabling them to fulfill their role of bringing outside perspectives to the Board.

BOARD GUIDELINES AND PROCEDURES

Corporate Governance Guidelines

The Board believes transparency is a hallmark of good corporate governance. To that end, the Board has adopted Corporate Governance Guidelines that provide a framework for the Board to exercise its duties. Among other things, these guidelines contain policies and requirements regarding director qualifications; director responsibilities, including the Lead Independent Director's role; meetings and attendance; committee composition and responsibilities; director compensation; and director access to management and independent advisors. The Corporate Governance Guidelines are published on our website at *www.brown-forman.com/about/corporate-governance/guidelines/*.

Board and Committee Self-Assessment

The Corporate Governance Guidelines require the Board to conduct an annual self-assessment. Each Board committee (except the Executive Committee) also annually assesses how it performed during the preceding twelve-month period. These assessment procedures vary, from requiring members to complete questionnaires that call for both quantitative responses and free-ranging comments, to having an independent third party interview each member and then synthesize themes that emerge. This past fiscal year, our Chairman of the Board engaged in a 360 degree feedback process facilitated by an outside consultant. The Chairman of the Board, the Chief Executive Officer, and the Lead Independent Director consult at least annually regarding individual director performance.

Director Service on Other Public Company Boards

The Board recognizes that its members benefit from service on the boards of other companies. The Board encourages that service, with the understanding that our directors must have adequate time to devote to their work for Brown-Forman. The Corporate Governance Guidelines provide that any director who serves full-time as an officer or employee of Brown-Forman or any other entity should not serve on more than two public company boards in addition to the Brown-Forman Board, which includes the board of any public company at which a director is employed. Directors who are not employed full-time may serve on up to three public company boards in addition to the Brown-Forman Board. Directors must inform the Chairman, the Lead Independent Director, the Chair or Secretary of the Corporate Governance and Nominating Committee, or the Secretary of the Board as soon as practicable that they will be, or have been, elected to serve on an additional public company board.

The Board recognizes that service on the boards of nonprofit entities can be important and time consuming as well, and encourages directors to engage in such service as long as they continue to have the time necessary to devote to their work for Brown-Forman.

Director Service

The Board is authorized to fix the size of the Board at a number between three and seventeen members. Directors are elected each year at the Annual Meeting by a majority of the votes cast by our Class A stockholders. Once elected, a director holds office until the next Annual Meeting or until a successor is elected and qualified, unless the director first resigns, retires, or is removed. The Board does not have term limits, but directors generally may not stand for re-election to the Board after reaching the age of 71. In exceptional circumstances, the Board may ask a director to remain on the Board after age 71 if the director's continued service would significantly benefit Brown-Forman. Service of a director beyond the age of 71 requires a recommendation by the Corporate Governance and Nominating Committee and the approval of two-thirds of the Board (not including the director under consideration). The Board has determined that the continued service of Bruce L. Byrnes as director would be of significant value to Brown-Forman and has requested that Mr. Byrnes stand for election at the Annual Meeting for an additional term. Mr. Byrnes has agreed to do so.

Board Meetings

The Board held six regular meetings and no special meetings during fiscal 2019. Absent an appropriate reason, all directors are expected to attend the Annual Meeting, all Board meetings, and all meetings of each committee on which they serve. All directors attended 75% or more of the aggregate meetings of the Board and committees on which they served during fiscal 2019. All directors then serving attended the 2018 Annual Meeting.

Board Committees

Our Board has four standing committees: Audit Committee, Compensation Committee, Corporate Governance and Nominating Committee, and Executive Committee. Each Board committee operates under a written charter that is posted on our website at *www.brown-forman.com/about/corporate-governance/committee-composition/*.

AUDIT COMMITTEE

MET 9 TIMES IN FISCAL 2019

Committee Members:

- **Michael A. Todman (Chair)**
- Bruce L. Byrnes
- Kathleen M. Gutmann
- Tracy L. Skeans

The Board has delegated to the Audit Committee responsibility for overseeing Brown-Forman's financial statements; audit process; system of internal accounting and financial controls; policies and processes for assessment and management of enterprise risks, including cyber security risk; compliance with legal and regulatory requirements; and internal audit function. In addition, the Audit Committee is solely responsible for hiring the independent auditor and oversees the independent auditor's qualifications, independence, and performance. The Audit Committee's responsibilities include preparing the Audit Committee Report that appears in this Proxy Statement on page 55.

Audit Committee members must satisfy director independence standards prescribed by the NYSE and mandated by the Sarbanes-Oxley Act. Each member of our Audit Committee satisfies all of these heightened independence standards. The Board has determined that each member of our Audit Committee is "financially literate" within the meaning of the NYSE rules, and that Mr. Todman is an "audit committee financial expert" under SEC rules.

COMPENSATION COMMITTEE

MET 5 TIMES IN FISCAL 2019

Committee Members:

- **Michael J. Roney (Chair)**
- Patrick Bousquet-Chavanne
- John D. Cook

The Compensation Committee's responsibilities include determining the compensation of the Chief Executive Officer; recommending market-competitive compensation for the Board; approving incentive compensation plan design and changes thereto for the Chief Executive Officer and other senior executive officers; assisting the Board in its oversight of risk related to compensation policies and practices; overseeing the preparation of the Compensation Discussion and Analysis section of this Proxy Statement; preparing the Compensation Committee Report that appears in this Proxy Statement on page 39; and leading the evaluation of the performance of the Chief Executive Officer.

The Compensation Committee has retained Frederic W. Cook & Co., Inc. (FWC) to provide independent advice on executive and director compensation matters. For additional information on the services provided by FWC, as well as the Compensation Committee's processes and procedures for considering and determining executive compensation, please see the Compensation Discussion and Analysis, which begins on page 24.

Each member of the Compensation Committee qualifies as an independent director under NYSE listing standards (including the heightened independence standards for compensation committee members of non-controlled companies), as a "non-employee director" under SEC rules, and as an "outside director" under regulations adopted pursuant to Section 162(m) of the Internal Revenue Code. The Board specifically considered factors relevant to the ability of these directors to be independent from management in connection with Compensation Committee service.

CORPORATE GOVERNANCE AND NOMINATING COMMITTEE

MET 6 TIMES IN FISCAL 2019

Committee Members:

- **John D. Cook (Chair)**
- Patrick Bousquet-Chavanne
- Geo. Garvin Brown IV
- Bruce L. Byrnes

The Corporate Governance and Nominating Committee's responsibilities include helping the Board identify, recruit, and recommend appropriate candidates to serve as directors; reviewing periodically our corporate governance principles in light of developments in corporate governance and best practices, taking into account our controlled-company status; coordinating and overseeing Chief Executive Officer succession planning; and assisting the Board with its annual self-assessment. All of the Corporate Governance and Nominating Committee members are independent under NYSE listing standards, except Geo. Garvin Brown IV.

EXECUTIVE COMMITTEE

DID NOT MEET IN FISCAL 2019

Committee Members:

- **Geo. Garvin Brown IV (Chair)**
- John D. Cook
- Paul C. Varga
  (until May 2019)
- Lawson E. Whiting
  (since November 2018)

The Executive Committee consists of the Chief Executive Officer, the Chairman of the Board (if separate from the Chief Executive Officer), and one or more other directors as determined by the Board from time to time. In fiscal 2019, the Lead Independent Director served on the Executive Committee, and both Mr. Varga and Mr. Whiting served on the Executive Committee for a portion of the fiscal year. The Board can change the Executive Committee membership, fill vacancies, and dissolve the committee at any time. The Executive Committee may exercise all of the powers of the Board, subject to certain exceptions specified in our By-laws or Delaware law. However, traditionally, the Executive Committee acts only when exercising a power the Board has specifically delegated, when there is an emergency, or when the issue does not warrant the full Board's attention. In addition, the members of the Executive Committee communicate and meet frequently, sometimes with Brown-Forman's General Counsel, to engage in strategic planning of Board activities and agenda topics, to stay ahead of various issues on behalf of the full Board, and to review recent Board meetings.

Board's Role in Risk Oversight

The Board believes its current leadership structure best enables it to fulfill its risk oversight function. Our Corporate Governance Guidelines require the Board to ensure we implement appropriate processes for managing enterprise risk, and our Board considers risk oversight an integral part of its role in the strategic planning process. The Board regularly and actively considers how strategic decisions affect Brown-Forman's risk profile.

While the Board has ultimate oversight responsibility for the risk management process, certain committees have important supplementary roles. During fiscal 2019, the Board tasked its committees to assist with the responsibilities outlined below:

AUDIT COMMITTEE	COMPENSATION COMMITTEE	CORPORATE GOVERNANCE AND NOMINATING COMMITTEE
Overseeing our policies and processes on enterprise risk assessment, risk management, and compliance; and overseeing our most significant financial reporting and accounting control risks and management's monitoring and management of those risks.	Overseeing risks related to compensation programs, policies, and practices.	Overseeing risks related to corporate governance, board composition, and succession planning for the Chief Executive Officer and the Chairman of the Board.

These committees periodically met with members of management and outside advisors, as necessary, and reported to the Board regularly on their risk oversight and mitigation activities. In addition, management's Disclosure Controls Committee and the Chief

Risk Officer both play an integral role in making sure that relevant risk-related information is reported to senior management and the Board as directly and quickly as possible. For more information, see "Best Practices" below.

Communication with Our Board

Stockholders and other interested parties may communicate with our directors, including the non-management directors or the independent directors as a group, by writing to our Secretary, Matthew E. Hamel, at 850 Dixie Highway, Louisville, Kentucky 40210, or at Secretary@b-f.com. The Secretary's office will forward appropriate written communications to the individual director or group of directors to whom they are addressed, with copies to all other directors. We generally will not forward to directors a stockholder communication that the Secretary determines to be primarily commercial in nature, relates to an improper or irrelevant topic, or requests general information about Brown-Forman.

BEST PRACTICES

Brown-Forman has long believed that good corporate governance is essential to long-term success. We continually evaluate our corporate governance practices in the context of our controlled-company status to address the changing regulatory environment, and adopt those practices that we believe are in the best interests of Brown-Forman and all of our stockholders.

Code of Conduct and Code of Ethics for Senior Financial Officers

The Brown-Forman Code of Conduct expresses our expectation of ethical behavior for all of our employees and directors. Our Code of Ethics for Senior Financial Officers reflects the expectation that all of our financial, accounting, reporting, and auditing activities will be conducted in strict compliance with all applicable rules and regulations and will conform to the highest ethical standards. We encourage our employees to speak up when aware of a potential Code of Conduct violation, and provide multiple channels for doing so — including anonymously. Links to the Code of Conduct, including reporting channels, and the Code of Ethics for Senior Financial Officers can be found on the Corporate Governance page of our website at *www.brown-forman.com/ about/corporate-governance/*.

Disclosure Controls Committee

The Disclosure Controls Committee is composed of members of management. This committee has established controls and procedures designed to ensure that information Brown-Forman may be required to disclose is gathered and communicated to the committee and that all required disclosures are timely and accurate. The committee has implemented a financial review process that enables our Chief Executive Officer and Chief Financial Officer to certify our quarterly and annual reports, as well as procedures designed to ensure our compliance with SEC Regulation FD (Fair Disclosure).

Enterprise Risk Management

The Chief Risk Officer maintains the risk register, facilitates risk scoring, identifies the individuals and teams that are responsible for mitigating risks and ensures that plans are in place to mitigate Brown-Forman's most significant risks. The Chief Risk Officer reports to the Audit Committee regarding procedures, risk ranking results and risk mitigation status. In addition, the Chief Risk Officer reports to the Board at least annually regarding the top risks facing Brown-Forman and periodically updates the Board on the mitigation plans related to those risks.

OUR CONTROLLING FAMILY STOCKHOLDERS

Brown-Forman has an engaged family stockholder base with a long-term ownership perspective. We view our status as a publicly-traded, family-controlled company as a distinct competitive advantage, and we believe a strong relationship with the Brown family is essential to our growth, independence, and ability to create long-term value for all stockholders. Management interacts with Brown family members in a manner consistent with all applicable laws and regulations. We actively cultivate our relationship with the Brown family through a variety of channels, as detailed below.

Brown-Forman/Brown Family Shareholders Committee

In 2007, Geo. Garvin Brown IV and Paul C. Varga, our former Chairman and Chief Executive Officer, organized the Brown-Forman/Brown Family Shareholders Committee. They co-chaired this committee until Mr. Varga's retirement, at which point Lawson E. Whiting, our new President and Chief Executive Officer, joined Mr. Brown as co-chair. The Brown-Forman/Brown Family Shareholders Committee provides a forum for frequent, open, and constructive dialogue between Brown-Forman and its controlling family stockholders. In addition, the committee engages the Brown family on topics of mutual interest such as the company and our industry, governance, ownership, and philanthropy.

Director of Family Shareholder Relations

The Director of Family Shareholder Relations, a Brown-Forman employee, works with other employees and Brown family members to develop and implement policies and practices designed to further strengthen the relationship between Brown-Forman and the Brown family.

Brown Family Member Employees

Brown-Forman currently employs ten Brown family members, some of whom participate on management teams that oversee strategic and operational matters. Participation in these roles enables our Brown family employees to contribute their perspectives on the important issues we confront. In addition to their management contributions, the Brown family employees play a critical role in upholding the Brown-Forman corporate culture.

Election of Directors

This section provides information about our fourteen director nominees, including the experience, qualifications, attributes, and skills that enable them to make valuable contributions to our Board and that led the Board to conclude that they should serve as directors of Brown-Forman.

All of our director nominees are current directors of Brown-Forman. Each director was elected by the stockholders at our 2018 Annual Meeting except for Lawson E. Whiting, who was appointed to the Board in November 2018.

> ⊘ **The Board unanimously recommends a vote "FOR" the election of each director nominee.**

Your shares will be voted "FOR" the election of all director nominees listed below unless you instruct the proxy holders to vote against, or to abstain from voting for, one or more nominees. If any nominee becomes unable to serve before the Annual Meeting, the proxy holders may vote for a substitute nominee if the Board designates one. As of the date of this Proxy Statement, the Board believes each nominee is prepared to serve if elected.

NOMINEES

PATRICK BOUSQUET-CHAVANNE



Director since 2005
Age 61

COMMITTEES:
- Compensation
- Corporate Governance and Nominating

CURRENT AND PAST POSITIONS

Emaar Malls (a developer of premium shopping malls and retail assets), Chief Executive Officer since August 2018

Positions at Marks and Spencer Group PLC:
- Executive Director of Customer, Marketing and M&S.com from 2016 to 2018
- Executive Director of Marketing and International from 2014 to 2016
- Executive Director of Marketing and Business Development from 2013 to 2014
- Corporate Director of Strategy and Business Development from 2012 to 2013

Positions at Yoostar Entertainment Group:
- Co-Chairman from 2010 to 2012
- President and Chief Executive Officer from 2009 to 2012

QUALIFICATIONS AND SKILLS
- Senior management and board experience at one of the world's leading manufacturers and marketers of branded consumer goods, including experience with implementing strategy, branding, licensing, distribution, digital, and international expansion
- Experience dealing with governance issues relevant to family-controlled public companies

OTHER DIRECTORSHIPS
- Marks and Spencer Group PLC from 2013 to 2018
- HSNi Corporation from 2008 to 2013

CAMPBELL P. BROWN



Director since 2016
Age 51

CURRENT AND PAST POSITIONS

Positions with Brown-Forman and affiliates:
- Senior Vice President since 2018
- President and Managing Director of Old Forester, our founding bourbon brand, since 2015
- Led the wine and spirits portfolio in Canada and the Midwest region of the U.S.
- Served in the emerging markets of India, the Philippines, and Turkey
- Various other positions over a 25-year career
- Founding member of Brown-Forman/Brown Family Shareholders Committee from 2007 to 2018

QUALIFICATIONS AND SKILLS
- Business and industry experience gained by serving in operational, management, and executive positions within Brown-Forman
- Deep knowledge of family corporate governance
- Perspective as a fifth generation Brown family stockholder
- A history of service on the Brown-Forman/Brown Family Shareholders Committee, which demonstrates his ability to represent the long-term interests of stockholders

OTHER DIRECTORSHIPS
- Republic Bank and Trust Company since 2008
- Kentucky Distillers Association since 2016

GEO. GARVIN BROWN IV



Director since 2006
Age 50

COMMITTEES:

- Corporate Governance and Nominating
- Executive **(Chair)**

CURRENT AND PAST POSITIONS

Positions with Brown-Forman and affiliates:

- Chairman of the Board since 2007
- Executive Vice President from 2011 to 2015
- Senior Vice President and Managing Director of Western Europe and Africa from 2009 to 2011
- Vice President and Jack Daniel's Brand Director in Europe and Africa from 2004 to 2008
- Director of the Office of the Chairman and Chief Executive Officer from 2002 to 2004
- Founding member and Co-Chairman of Brown-Forman/Brown Family Shareholders Committee since 2007

QUALIFICATIONS AND SKILLS

- Business and industry experience gained by serving in operational, management, and executive positions within Brown-Forman
- Deep knowledge of family corporate governance
- Perspective as a fifth generation Brown family stockholder
- A history of service on the Brown-Forman/Brown Family Shareholders Committee, which demonstrates his ability to represent the long-term interests of stockholders

STUART R. BROWN



Director since 2015
Age 54

CURRENT AND PAST POSITIONS

Typha Partners, LLC (an early-stage private equity investment company), Managing Partner since 2010

DendriFund, Inc. (a private, non-operating foundation focused on natural resource sustainability, seeded by Brown-Forman), Founding Director and President from 2011 to April 2019

Between the Covers Bookstore, Owner from 1998 to 2010

Positions with Brown-Forman and affiliates:

- Sales and Marketing Management from 1995 to 1998
- Founding member of Brown-Forman/Brown Family Shareholders Committee from 2007 to 2018

QUALIFICATIONS AND SKILLS

- Extensive experience in family governance, entrepreneurial management, finance, and board leadership
- Perspective as a fifth generation Brown family stockholder
- A history of service on the Brown-Forman/Brown Family Shareholders Committee, which demonstrates his ability to represent the long-term interests of stockholders

BRUCE L. BYRNES



Director since 2010
Age 71

COMMITTEES:

- Audit
- Corporate Governance and Nominating

CURRENT AND PAST POSITIONS

Positions with The Procter & Gamble Company:

- Vice Chairman of the Board from 2002 to 2008
- Vice Chairman of Global Brand Building Training from 2007 to 2008
- Vice Chairman of Global Household Care Division from 2004 to 2007

QUALIFICATIONS AND SKILLS

- Executive leadership of a global consumer goods company
- Expertise in brand building, brand management, and finance
- Experience with international marketing and operations and corporate strategy

OTHER DIRECTORSHIPS

- Boston Scientific Corporation from 2009 to 2015
- Diebold, Incorporated from 2010 to 2015
- Cincinnati Bell, Inc. from 2003 to 2013

JOHN D. COOK



Director since 2008; Lead Independent Director since 2012

Age 66

COMMITTEES:
- Compensation
- Corporate Governance and Nominating **(Chair)**
- Executive

CURRENT AND PAST POSITIONS

Positions with McKinsey & Company:
- Director Emeritus
- Director from 2003 to 2008

QUALIFICATIONS AND SKILLS
- Skills gained during an over 40-year career advising and managing consumer products companies and creating stockholder value
- Leadership and senior management experience
- Financial and international expertise
- Marketing skills
- Experience with strategic acquisitions and integrations

OTHER DIRECTORSHIPS
- Winona Capital Management since 2007

MARSHALL B. FARRER



Director since 2016

Age 48

CURRENT AND PAST POSITIONS

Positions with Brown-Forman and affiliates:
- Senior Vice President, Managing Director of Global Travel Retail and Developed Australia/Pacific Region since 2018
- Senior Vice President, Managing Director of Global Travel Retail from 2015 to 2018
- Led the global Jack Daniel's Tennessee Honey brand team from 2014 to 2015
- Managing director of the Australia/Pacific region from 2010 to 2014
- Led the Latin America & Caribbean region from 2006 to 2009
- Various other positions over a 21-year career
- Founding member of Brown-Forman/Brown Family Shareholders Committee from 2007 to 2018
- Member of the Brown-Forman Management Executive Committee from 2007 to 2009

QUALIFICATIONS AND SKILLS
- Business and industry experience gained from serving in operational, management, marketing, and executive positions within Brown-Forman and industry
- Extensive international operations and leadership experience
- Perspective as a fifth generation Brown family stockholder
- A history of service on the Brown-Forman/Brown Family Shareholders Committee, which demonstrates his ability to represent the long-term interests of stockholders

LAURA L. FRAZIER



Director since 2016

Age 61

CURRENT AND PAST POSITIONS

Bittners LLC (a more than 160-year-old interior and commercial design firm), Owner, Chairman, and past-CEO

Positions with Brown-Forman and affiliates:
- Member of the board of directors of Lenox, Inc., a former subsidiary, from 1999 to 2005
- Founding member of Brown-Forman/Brown Family Shareholders Committee from 2007 to 2018

QUALIFICATIONS AND SKILLS
- Executive leadership and entrepreneurial management skills
- Perspective as a fifth generation Brown family stockholder
- A history of service on the Brown-Forman/Brown Family Shareholders Committee, which demonstrates her ability to represent the long-term interests of stockholders

KATHLEEN M. GUTMANN



Director since 2017
Age 50

COMMITTEES:
- Audit

CURRENT AND PAST POSITIONS

Positions with United Parcel Service:
- Chief Sales and Solutions Officer and Senior Vice President of The UPS Store and UPS Capital since 2014
- President of Worldwide Sales from 2011 to 2014

QUALIFICATIONS AND SKILLS
- Extensive senior management and executive leadership experience
- Experience directing long-term strategy as a member of the UPS Management Committee
- Oversight of P&L for UPS Capital (a UPS subsidiary that provides supply chain, financial, insurance, and payment solutions) and The UPS Store (a franchise system of retail shipping, mailbox, print, and business service centers)

AUGUSTA BROWN HOLLAND



Director since 2015
Age 43

CURRENT AND PAST POSITIONS
- **Haystack Partners LLC** (environmentally conscious real estate development company), Founding Partner since 2006
- Founding member of Brown-Forman/Brown Family Shareholders Committee from 2007 to 2018

QUALIFICATIONS AND SKILLS
- Extensive knowledge of urban planning and revitalization and environmentally friendly development
- Experience serving on numerous civic boards
- Perspective as a fifth generation Brown family stockholder
- A history of service on the Brown-Forman/Brown Family Shareholders Committee, which demonstrates her ability to represent the long-term interests of stockholders

MICHAEL J. RONEY



Director since 2014
Age 65

COMMITTEES:
- Compensation **(Chair)**

CURRENT AND PAST POSITIONS

Bunzl plc, Chief Executive Officer from 2005 to 2016

QUALIFICATIONS AND SKILLS
- Extensive senior management and executive leadership experience
- Deep expertise in multinational production, distribution, and operations
- Financial expertise
- International mergers and acquisitions experience

OTHER DIRECTORSHIPS
- Next plc since 2017
- Grafton Group plc since 2016
- Johnson Matthey plc from 2007 to 2014
- Bunzl plc from 2003 to 2005

TRACY L. SKEANS



Director since 2018
Age 46

COMMITTEES:
- Audit

CURRENT AND PAST POSITIONS

Positions with Yum! Brands, Inc. and affiliates:
- Chief Transformation and People Officer, Yum! Brands, Inc. since 2016
- President, Pizza Hut International from 2014 to 2015
- Chief People Officer, Pizza Hut Global from 2013 to 2014
- Chief People Officer, Pizza Hut US from 2011 to 2013

QUALIFICATIONS AND SKILLS
- Strong track record of business leadership overseeing transformation strategy, human resources, and corporate communications functions
- Experience leading business transformation and global people capability strategies to build powerful brands and fuel sustainable results
- Extensive accounting, treasury, and financial expertise

MICHAEL A. TODMAN



Director since 2014
Age 61

COMMITTEES:
- Audit **(Chair)**

CURRENT AND PAST POSITIONS

Positions with Whirlpool and affiliates:
- Vice Chairman, Whirlpool Corporation from 2014 to 2015
- President, Whirlpool International from 2009 to 2014
- President, Whirlpool North America from 2007 to 2009

QUALIFICATIONS AND SKILLS
- Extensive knowledge and experience in multinational operations, sales and distribution, and manufacturing
- Executive leadership of large multinational organizations
- Financial expertise

OTHER DIRECTORSHIPS
- Newell Rubbermaid, Inc. since 2007
- Prudential Financial, Inc. since 2016
- Whirlpool Corporation from 2006 to 2015

LAWSON E. WHITING



Director since November 2018
Age 51

COMMITTEES:
- Executive

CURRENT AND PAST POSITIONS

Positions with Brown-Forman and affiliates:
- President and Chief Executive Officer since 2019
- Executive Vice President and Chief Operating Officer from 2017 to 2018
- Executive Vice President and Chief Brands and Strategy Officer from 2015 to 2017
- Senior Vice President and Chief Brands Officer from 2013 to 2015
- Senior Vice President and Managing Director for Western Europe from 2011 to 2013
- Vice President and Finance Director for Western Europe from 2010 to 2011
- Vice President and Finance Director for North America from 2009 to 2010

QUALIFICATIONS AND SKILLS
- In-depth knowledge of Brown-Forman's business, operations, and strategy gained during his 22-year career
- Extensive knowledge of the beverage alcohol industry
- Operations and financial experience
- Strategic thinking, leadership, management, consensus-building, and communication skills

Family relationships. No family relationship—first cousin or closer—exists between any two directors, executive officers, or individuals nominated or chosen to become a director or executive officer, except for the following relationships between Brown family directors: Geo. Garvin Brown IV and Campbell P. Brown are brothers, and Marshall B. Farrer is their first cousin; and Stuart R. Brown and Augusta Brown Holland are first cousins.

Director Compensation

OVERVIEW

Our directors serve one-year terms that begin when they are elected at an Annual Meeting and end immediately upon the election of directors at the next Annual Meeting. We refer to this period as a "Board Year" for director compensation purposes.

Our non-employee director compensation consists of an annual Board retainer, a Chair of the Board retainer, a Lead Independent Director retainer, committee member retainers, committee chair retainers, and meeting fees. To align the interests of our non-employee directors with those of our stockholders, non-employee directors receive their Board retainers in a combination of cash and equity. Non-employee directors receive meeting fees only if they attend more than eight meetings (Board), ten meetings (Audit Committee), or six meetings (Compensation Committee and Corporate Governance and Nominating Committee). The Compensation Committee believes this compensation structure appropriately reflects the importance of directors' active participation at Board and committee meetings.

The Compensation Committee reviews, with the assistance of its independent consultant, FWC, information each year related to the competitiveness of our non-employee director compensation. From time to time, the Compensation Committee recommends adjustments to our compensation structure to ensure both continued competitiveness and the appropriate level and mix of compensation. Based upon the review conducted in fiscal 2019, and with the advice of FWC, the Compensation Committee recommended to the Board, and the Board approved, the following changes to director compensation:

- increase the Lead Independent Director Retainer by $15,000; and
- increase the annual Board equity retainer by $20,000.

These changes are intended to better align compensation levels with those of our compensation comparator group.

DIRECTOR COMPENSATION STRUCTURE

Pay Element		Amount
Lead Independent Director Retainer Paid in six installments over the Board Year.		$45,000
Board Retainer Directors may elect to receive their cash retainer in equity. Directors who have satisfied our stock ownership guidelines may elect to receive up to 100% of the retainer in cash rather than receiving equity. The cash retainer is paid in six installments over the Board Year. Any awards of deferred stock units are made in their entirety on the Annual Meeting date.		$205,000 total • $70,000 cash • $135,000 equity (deferred stock units)
Meeting Fees No fee is paid unless the director attends more than eight meetings (Board).	Board	$5,000 per meeting $2,500 per telephonic meeting
No fee is paid unless the director attends more than ten meetings (Audit Committee) or six meetings (Compensation and Corporate Governance and Nominating Committees)	Audit, Compensation, and Corporate Governance and Nominating Committees	$2,500 per meeting $1,250 per telephonic meeting
Committee Member Retainers Paid in six installments over the Board Year.	Audit Committee	$25,000
	Compensation Committee	$20,000
	Corporate Governance and Nominating Committee	$20,000
Committee Chair Retainers (excluding Executive Committee) Paid in six installments over the Board Year. A director who chairs more than one committee will receive multiple chair retainers. The Committee Chair Retainer is in addition to the Committee Member Retainer.		$20,000
Non-Employee Chair of the Board Retainer Paid in six installments over the Board Year.		$625,000

Deferred Stock Units

Our Deferred Stock Unit (DSU) program for non-employee directors allows us to issue both Class A common DSUs and Class B common DSUs. Each DSU represents the right to receive one share of Brown-Forman's Class A or Class B common stock, based on the closing price of the shares on the date the award is made. After a non-employee director's Board service ends, his or her DSUs are paid out in shares of Class A or Class B common stock following a six-month waiting period. Directors may elect to receive this distribution either in a single lump sum or in ten equal annual installments.

Non-employee directors are credited with the cash dividends on the number of shares represented by the DSUs they held on the record date for that dividend. These dividend credits are converted to additional DSUs based on the market value of the Class A or Class B common stock as of the dividend payment date.

If a director's Board service ends during a Board Year, the DSUs attributable to the remainder of that Board Year do not vest and are forfeited.

Employee Directors

Lawson E. Whiting, Campbell P. Brown, and Marshall B. Farrer are our employee directors. They do not receive any compensation for serving on our Board, any of its committees, or on the boards or equivalent bodies of any of our subsidiaries.

Stock Ownership Guideline

Our stock ownership guideline for non-employee directors is equal to five times the annual board retainer, which for the 2019 Board Year was $1,025,000. When considering whether a non-employee director has satisfied the stock ownership guideline, the Compensation Committee includes Class A or Class B common stock held directly and DSUs. The value of any unexercised stock-settled stock appreciation rights (SSARs) is not included. Any non-employee director who has not yet met the stock ownership guideline will receive at least 60% of his or her annual equity Board retainer in DSUs.

Expense Reimbursement

We reimburse all directors for reasonable and necessary expenses they incur in connection with attending Brown-Forman Board and committee meetings. In addition, we provide a stipend of $3,000 per meeting to directors who must travel to an overseas location for such Board and committee meetings.

Continuing Education Allowance

Brown-Forman covers the cost, up to $10,000 per director per Board Year, of continuing education programs to support our directors' efforts to remain current on best practices in board governance, industry matters, or other business topics relevant to their Board service.

Events

We occasionally invite our directors and their spouses to events, including strategy retreats, retirement celebrations, award dinners, and similar functions. We believe these occasions provide valuable opportunities for our directors to establish and develop relationships with our senior executives, long-term stockholders, employees, and each other, furthering our objective of having a strong and cohesive board.

FISCAL 2019 DIRECTOR COMPENSATION

The following table shows the compensation paid to non-employee directors for their service in fiscal 2019.

FISCAL 2019 DIRECTOR COMPENSATION TABLE

Name	Fees Earned or Paid in Cash[1]	DSU Awards[2][3]	All Other Compensation[4]	Total
Patrick Bousquet-Chavanne	$163,323	$115,000	$12,000	**$290,323**
Geo. Garvin Brown IV	532,500	312,500	18,000	**863,000**
Stuart R. Brown	149,375	57,500	—	**206,875**
Bruce L. Byrnes	115,000	115,000	—	**230,000**
John D. Cook	257,500	—	—	**257,500**
Laura L. Frazier	200,000	—	—	**200,000**
Kathleen M. Gutmann	95,000	115,000	—	**210,000**
Augusta Brown Holland	70,000	115,000	—	**185,000**
Michael J. Roney	95,000	115,000	18,000	**228,000**
Tracy L. Skeans[5]	25,000	253,701	—	**278,701**
Michael A. Todman	115,000	115,000	—	**230,000**
Paul C. Varga[6]	68,333	—	—	**68,333**

(1) Amounts in this column reflect fees earned during fiscal 2019 and include annual Board retainer (if paid in cash), Lead Independent Director retainer, annual committee chair and committee member retainers, non-employee chair of the Board retainer (if paid in cash), and any Board and committee meeting fees.

(2) DSUs represent the right to receive one share of Class A or Class B common stock, and are determined by dividing the cash value of the compensation being paid in DSUs by the closing price of Class A or Class B common stock on the date of grant. DSU awards for the 2019 Board Year were granted on July 26, 2018. The closing price of our Class A common stock on that date was $54.20. The closing price of our Class B common stock on that date was $54.00. On dividend payment dates, outstanding DSUs are credited with dividend-equivalent DSUs.

(3) The aggregate number of SSARs and DSUs outstanding for each of our non-employee directors as of April 30, 2019, is set forth below. All SSARs shown are fully vested and exercisable. Annual grants of DSUs vest over the course of the Board Year.

Name	DSUs Outstanding Class A as of April 30, 2019	DSUs Outstanding Class B as of April 30, 2019	Class B SSARs Outstanding as of April 30, 2019
Patrick Bousquet-Chavanne	20,926	18,442	—
Geo. Garvin Brown IV	25,105	4,817	—
Stuart R. Brown	1,071	—	—
Bruce L. Byrnes	14,626	12,042	—
John D. Cook	20,178	18,790	12,188
Kathleen M. Gutmann	4,868	681	—
Augusta Brown Holland	8,014	1,467	—
Michael J. Roney	18,282	4,032	—
Tracy L. Skeans	4,727	—	—
Michael A. Todman	13,070	2,730	—

(4) Reflects taxable stipend amounts paid during fiscal 2019 to directors who must travel to an overseas location for Board and committee meetings.

(5) Tracy L. Skeans joined the Board on March 21, 2018. The amounts set forth under "DSU Awards" represent the fees earned for her service for part of fiscal 2018 and fiscal 2019.

(6) Paul C. Varga retired as Chairman and Chief Executive Officer of Brown-Forman on December 31, 2018. The amounts set forth under "Fees Earned or Paid in Cash" represent the fees earned for his service as a non-employee director for part of fiscal 2019.

Compensation Discussion and Analysis

This section describes our executive compensation philosophy and objectives, and the decisions of the Compensation Committee (Committee) regarding the compensation of our Named Executive Officers (NEOs). For fiscal 2019, our NEOs were:

Lawson E. Whiting President and Chief Executive Officer[1]	**Jane C. Morreau** Executive Vice President and Chief Financial Officer	**Mark I. McCallum** Executive Vice President and Chief Brands Officer	**Matthew E. Hamel** Executive Vice President, General Counsel and Secretary	**Thomas Hinrichs** Senior Vice President, International Division	**Paul C. Varga** Former Company Chairman and Chief Executive Officer [2]

(1) Mr. Whiting became Chief Executive Officer effective January 1, 2019 and became President effective March 28, 2019.
(2) Mr. Varga retired as an employee of Brown-Forman on December 31, 2018.

EXECUTIVE SUMMARY

Pay for Performance

We believe our short- and long-term incentive programs should drive performance. These programs utilize key performance metrics to compare our performance to that of our peers. We believe the use of these metrics accomplishes four key objectives:

① demonstrating value provided to our stockholders

② ensuring that we hold ourselves to an objective performance standard

③ reinforcing a competitive and innovative mindset among our leadership

④ ensuring that incentive payments are appropriate

We believe one of the best measures of value our NEOs create is the return provided to our stockholders relative to the returns of other companies in our industry and the broader S&P 500, as shown in the charts below:

BROWN-FORMAN TOTAL SHAREHOLDER RETURN (TSR) VS. EARNINGS PER SHARE (EPS) VS. CEO TOTAL COMPENSATION GROWTH[1]



TSR: BROWN-FORMAN VS. INDUSTRY VS. S&P 500[2]



(1) Compares trends for TSR of Brown-Forman Class B common stock and diluted EPS (percent growth over prior fiscal year) with the increase in total compensation for the CEO role (percent growth over prior fiscal year). Given the CEO transition, total compensation is reflective of amounts earned by Mr. Varga, with the exception of base salary and all other compensation, which represents amounts paid to both Mr. Varga and Mr. Whiting in fiscal 2019. Amounts are inclusive of base salary, stock appreciation rights, non-equity compensation, and all other compensation as reported in the fiscal 2019 Summary Compensation table. It also includes the performance-adjusted restricted stock award values as reported at the end of the applicable three-year performance period. Change in pension values are excluded.

(2) Represents the compound annual growth rate of TSR. Industry TSR is based on a weighted average of comparable companies in the distilled spirits industry.

Every year, the Committee evaluates NEO compensation in comparison to the compensation of executives with equivalent positions within our industry. (This process is described below under "How We Set Target Compensation for Our NEOs.") The Committee's 2019 annual review revealed that the total target direct compensation for our NEOs was below the market median for our compensation peer group listed on page 29. In light of this review, we believe our executive compensation program delivers exceptional value to our stockholders, particularly considering the combination of strong returns and financial performance that Brown-Forman and our management team have delivered over multiple years.

Performance-Based Payouts for Fiscal 2019

Our compensation program demonstrates the close alignment between pay and performance.

CASH INCENTIVES

Short-Term Cash Incentive

5% growth

IN UNDERLYING OPERATING INCOME,[1]

below our predicted growth target for industry peers of **6%**. As a result, short-term cash incentives paid out at **87%** of target.

(1) Underlying operating income is defined on page 26. Underlying operating income in not derived in accordance with U.S. GAAP. Please refer to Appendix A at the end of this Proxy Statement for additional information.

Long-Term Cash Incentive

30% WEIGHTING

absolute underlying operating income

30% WEIGHTING

relative underlying operating income compared to industry peers

40% WEIGHTING

achievement of key long-term strategic objectives in our BF 150 corporate strategy

Our performance on these measures for the fiscal 2017–2019 performance period resulted in a payout of **103%** of target.

EQUITY-BASED INCENTIVES

We use equity-based compensation to align the long-term economic interests of our NEOs with those of our stockholders. We offer our NEOs two types of equity-based incentives: performance-based restricted stock or stock units, and stock-settled stock appreciation rights.

- Performance-based restricted stock awards for the fiscal 2017–2019 performance period were converted into restricted shares shortly after the conclusion of fiscal 2019. The number of restricted shares awarded was determined by the cumulative TSR of our Class B common stock compared to the weighted average TSR of the companies constituting the Standard & Poor's Consumer Staples Index.

Our relative performance against this group over the performance period was at the **81st percentile**, resulting in a payout at **150% of target**.

- Payouts of our stock-settled stock appreciation rights are determined by the increase of our Class B common stock price above the awards' stated grant price.

Advisory Votes on Executive Compensation

We conduct an advisory vote on our executive compensation ("say-on-pay") every three years. Our last "say-on-pay" vote occurred at our 2017 Annual Meeting, and our stockholders expressed overwhelming support for the compensation of our NEOs, with more than 99% of the votes cast approving the advisory "say-on-pay" resolution. The Committee considered these results as one of many factors in its executive compensation decisions for fiscal 2018 and 2019, and did not make any material changes to the executive compensation program.

Following the expressed preference of our stockholders, who approved an advisory resolution favoring a three-year frequency for advisory say-on-pay votes at our 2017 Annual Meeting, Brown-Forman will continue to conduct future advisory votes on executive compensation every three years. We expect that our next say-on-pay vote will occur at our 2020 Annual Meeting. However, we reserve the right to conduct votes more frequently in order to seek additional feedback when warranted.



Our company vision is "Building Forever," which reflects our long-term perspective and desire to remain a strong, independent company indefinitely. We aim to "enrich the experience of life by responsibly building beverage alcohol brands, in our own way, that thrive and endure for generations." We have identified specific strategic ambitions, known as the BF 150, that support our mission and vision as they represent objectives we believe are necessary to position our enterprise for success in the year 2020, coinciding with our 150th anniversary. These priorities include:

- Building brands and businesses that create stockholder value;

- Keeping Jack Daniel's Tennessee Whiskey strong, healthy, and relevant to consumers worldwide;

- Continuing to be the global leader in American whiskey;

- Cultivating a portfolio of super premium brands;

- Growing our business in the United States, our largest market;

- Growing our non-U.S. developed and emerging markets;

- Engaging our stockholders, including our controlling family stockholders;

- Pursuing well-balanced capital deployment strategies; and

- Being responsible in everything we do.

OVERVIEW OF OUR COMPENSATION PROGRAM

Compensation Objectives and Principles

The objective of our executive compensation program is to attract, motivate, reward, and retain a diverse team of talented executives who will lead Brown-Forman to produce superior, sustainable, long-term value for our stockholders.

In order to remain competitive, as well as to ensure our compensation packages are aligned with the interests of the Brown family and our other stockholders, we believe we have established a program that remains focused on creating long-term value, reinforcing financial accountability, and delivering outstanding operational outcomes to drive sustained performance of Brown-Forman stock.

Compensation Elements

Principal elements of compensation for our NEOs include:

- base salary (including holiday bonus);
- short-term (one-year) performance-based cash compensation;
- long-term (three-year) performance-based cash compensation;
- long-term equity-based incentive compensation (stock-settled stock appreciation rights and performance-based restricted stock units);
- benefits and limited perquisites generally available to all senior executives; and
- limited post-employment compensation and other benefits.

Measuring Performance

To measure financial performance, we use a metric called "underlying operating income." This metric is determined by adjusting GAAP operating income for the effects of acquisitions and divestitures, foreign currency changes, estimated net changes in distributor inventories for our brands, and the establishment of our charitable foundation. Please refer to Appendix A at the end of this Proxy Statement for additional information.

The Committee believes the most relevant measures of our performance are:

- strong and sustained growth in underlying operating income, both on an absolute basis and relative to industry peers,
- progress toward our long-term strategic goals, and
- our three-year TSR relative to the S&P Consumer Staples Index.

FISCAL 2019 PERFORMANCE METRICS FOR BROWN-FORMAN INCENTIVE PLANS

Performance-Based Component	Performance Measures
Short-Term Cash Incentive	80% Weighting: Underlying operating income growth[1] relative to expected performance among industry peers
	20% Weighting: Individual performance
Long-Term Cash Incentive	30% Weighting: Underlying operating income growth compared to sustained growth of 8%
	30% Weighting: Underlying operating income growth compared to industry peers
	40% Weighting: Progress toward long-term quantitative and qualitative strategic goals
Performance-Based Restricted Stock	TSR relative to S&P Consumer Staples Index
Stock-Settled Stock Appreciation Rights	Stock price growth above grant price

(1) "Underlying operating income" is not derived in accordance with GAAP. Please refer to Appendix A at the end of this Proxy Statement for additional information.

Competitive Compensation

We aspire to provide target compensation for our NEOs that approximates median target compensation delivered to executives in similar positions at companies we consider competition for senior executive talent. We believe that providing strong, competitive target compensation aligned with performance enhances our ability to secure the right executive leadership while driving the right results for our stockholders.

To help ensure we meet this objective, the Committee compares Brown-Forman's compensation practices with those of a group of high-performing, brand-building consumer products companies with similar financial characteristics. The Committee reviews this group of companies annually to ensure they continue to meet these criteria. These companies are listed on page 29.

THE ROLE OF OUR COMPENSATION COMMITTEE

The Committee serves a critical role in our compensation governance by providing independent oversight and thought leadership on executive compensation and establishing performance objectives that correlate pay and performance. The Committee, with the assistance of its independent compensation consultant, FWC, establishes compensation for our NEOs and other designated executive officers, and helps the Board fulfill its duties relating to the compensation of our directors, officers, and employees. The Committee also has the sole authority, on behalf of the Board, to determine the compensation of our CEO. Pursuant to its charter, the Committee may delegate to the Management Compensation and Benefits Committee, or to one or more company officers, the authority to make equity awards to other eligible individuals. The Committee may change or revoke any delegation at any time.

The Committee is composed of three independent directors—Messrs. Roney (Chair), Bousquet-Chavanne, and Cook. Each member of the Committee qualifies as an independent director under the NYSE's heightened independence standards for compensation committee members of non-controlled companies, as a non-employee director under SEC rules, and as an outside director under regulations adopted pursuant to Section 162(m) of the Internal Revenue Code. As a "controlled company," Brown-Forman is not required to meet all of these standards, but we believe that doing so is in the best interests of our company and our stockholders.

The Committee's deliberations and decisions are informed by the diverse experience of its members, input from certain members of management, advice from FWC, and access to functional experts at the company.

Sound Pay Practices

We avoid pay practices that we believe do not support the objectives of our executive compensation program or our culture. We do not offer NEOs employment agreements, non-performance-based cash payments (other than base salary and holiday bonus), tax gross-ups, excessive perquisites, or change-in-control agreements. We also have an Incentive Compensation Recoupment Policy (commonly known as a "clawback" policy) that permits Brown-Forman to seek recovery of incentive compensation paid or awarded in the event we restate a financial filing because of material noncompliance with financial reporting requirements or we discover an error in the calculation of that incentive compensation.

Each year, we assess and evaluate potential compensation-related risks. Based upon this year's review, management and the Committee have concluded that our compensation policies and practices do not create any risk that is reasonably likely to have a material adverse effect on Brown-Forman. This is our intent and it is consistent with our findings in prior years.

The Compensation Consultant

As an independent compensation advisor, FWC reports directly to the Committee and attends meetings as requested. FWC provides the Committee with information on external compensation trends and guidance on the compensation of our CEO and other NEOs, and also reviews this Compensation Discussion and Analysis. In addition, FWC provides independent advice to the Board on director remuneration, assists with the Board and committee self-assessment process, and acts as the Committee's advisor in working with management. FWC provides no other services to Brown-Forman or management.

In accordance with SEC and NYSE requirements, the Committee has reviewed the independence of FWC and determined that no conflict exists that would compromise the independence of the advice the firm provides.

TARGET COMPENSATION

How We Set Target Compensation for Our NEOs

We apply a customized approach to determine the target compensation for each NEO. We consider each NEO's role, the value of the role in the labor market, and factors specific to the NEO as an individual. Individual factors include tenure with Brown-Forman, mastery of current role, potential to move into expanded roles, performance, scarcity of skill sets, retention risk, fit within our culture, career experience, and internal pay equity. We find that this approach leads to a more effective pay program than one based solely on external labor market data.

To ensure our pay is competitive, we compare NEO compensation with the compensation for executives in similar positions within our compensation comparator group. FWC prepares a market analysis comparing the target value of each element of compensation for Brown-Forman's NEOs to the compensation paid by our compensation comparator group. This analysis produces a range of market-competitive levels of target compensation as one consideration in determining pay for our NEOs. While we do not set target compensation to meet specific benchmarks, we do consider the median of the comparator group as a guide to appropriate target pay ranges for our NEOs.

To determine the pay elements that make up each NEO's target compensation, we begin by reviewing the pay mix of our compensation comparator group. The objective of this practice is to have a pay mix that aligns our internal perspective with the comparator group, while supporting our goal of promoting stockholder value. FWC and the Committee periodically review pay mix to ensure we maintain this alignment.

BROWN-FORMAN CEO AND NEO PAY MIX VS. COMPENSATION COMPARATOR GROUP



Compensation Comparator Group

Each year, the Committee reviews the membership of the compensation comparator group to ensure continued alignment with the characteristics of Brown-Forman. As a result of the most recent review, Dr. Pepper Snapple Group, Inc. and Pinnacle Foods Inc. were removed from the comparator group, and Tiffany & Co. was added. The companies shown below constituted the compensation comparator group for decisions made as of March 21, 2019.

Church & Dwight Co., Inc.	Harley Davidson Inc.	Monster Beverage Corporation	The J.M. Smucker Company
ConAgra Brands, Inc.	Hershey Co.	Pernod Ricard	Tiffany & Co.
Constellation Brands, Inc.	lululemon athletica inc.	Remy Cointreau	
Davide Campari-Milano S.p.A.	McCormick & Company, Incorporated	The Hain Celestial Group, Inc.	
Diageo Plc	Molson Coors Brewing Company	The Hershey Company	

Target Total Direct Compensation for Fiscal 2019

The chart below shows the annualized target total direct compensation for each of our NEOs in fiscal 2019 versus fiscal 2018, and the percentage increase of the compensation packages.

FISCAL 2019 VERSUS FISCAL 2018 NEO TARGET TOTAL DIRECT COMPENSATION

Name	Year	■ Salary and Holiday Bonus[1]	■ Short-Term Incentive Target	■ Long-Term Incentive Target	Target Total Direct Comp	Percent (+/-)	Pay Mix at Target
Lawson E. Whiting[2]	2019	$899,113	$850,000	$1,666,667	$3,415,780	89%	
	2018	625,099	390,027	795,833	1,810,959		
Jane C. Morreau	2019	625,020	450,000	1,050,000	2,125,020	11%	
	2018	598,978	420,000	900,000	1,918,978		
Mark I. McCallum	2019	681,324	463,500	885,800	2,030,624	3%	
	2018	661,480	450,000	860,000	1,971,480		
Matthew E. Hamel	2019	536,476	309,000	654,050	1,499,526	3%	
	2018	520,850	300,000	635,000	1,455,850		
Thomas Hinrichs[3]	2019	478,965	410,364	482,782	1,372,111	14%	
	2018	458,796	361,850	383,160	1,203,806		
Paul C. Varga[4]	2019	812,478	1,006,920	3,024,267	4,843,665	-31%	
	2018	1,145,870	1,455,000	4,400,000	7,000,870		

(1) Salary and holiday bonus are based on the one-year period beginning on July 1. Other compensation elements are based on our fiscal year beginning May 1. Any change to compensation during the year is pro-rated.

(2) Mr. Whiting's increase in compensation was the result of his promotion to Chief Executive Officer effective January 1, 2019.

(3) Mr. Hinrichs is based in Amsterdam, Netherlands and paid in euros. The amount shown has been converted to U.S. dollars.

(4) Mr. Varga retired from Brown-Forman on December 31, 2018. Amounts shown reflect his pro-rated compensation based on his retirement date.

AWARDS AND PAYOUTS IN FISCAL 2019: FIXED AND SHORT-TERM COMPENSATION

Fixed Compensation

Base salary. Salaries typically are adjusted each July after we complete our annual performance review process, but an NEO's salary may be adjusted at other times to reflect a change in role or responsibility.

Holiday bonus. One of our longstanding traditions is to offer a majority of our employees, including our NEOs, a lump-sum cash bonus during the holiday season. This bonus is intended to promote continued service and to show appreciation for our employees. The holiday bonus, which we consider to be part of base salary, is guaranteed and based solely on the employee's tenure with Brown-Forman.

The table below shows the total amount of fixed compensation that each of our NEOs received in fiscal 2019.

FIXED COMPENSATION FOR 2019[1]

Name	Amount
Lawson E. Whiting	$872,374
Jane C. Morreau	620,842
Mark I. McCallum	678,140
Matthew E. Hamel	533,969
Thomas Hinrichs[2]	477,044
Paul C. Varga[3]	806,779

(1) Reflects fiscal year fixed compensation from May 1, 2018, to April 30, 2019, which includes base salary and holiday bonus.

(2) Mr. Hinrichs is based in Amsterdam, Netherlands and paid in euros. The amount shown has been converted to U.S. dollars.

(3) Mr. Varga's fixed compensation is pro-rated for the period of May 1, 2018 to December 31, 2018.

Short-Term Incentive Compensation

Our NEOs participate in an annual performance-based cash compensation program in which payouts depend on the achievement of certain performance goals during the fiscal year.

For fiscal 2019, 80% of the target award was tied to company performance and 20% was tied to individual performance. We believe basing the majority of short-term incentive awards for NEOs on company performance appropriately reflects the collective accountability of our most senior executives for the success of the organization. We also believe that basing a lesser, but meaningful, portion of the short-term incentive on individual performance provides flexibility to differentiate awards among NEOs based on their respective achievements during the fiscal year.

Both the corporate and individual portions of our short-term incentives are subject to a performance factor of 0% to 200%. After adjusting for performance, the two components are added together to determine the total short-term incentive payment. As a result, the total value of short-term incentives may vary between 0% and 200% of target, a range we believe is sufficient for recognizing varying levels of performance without encouraging excessive risk-taking.

Please see the "Non-Equity Incentive Plan Compensation" column of the Fiscal 2019 Summary Compensation Table found on page 40 for the amounts paid to NEOs in short-term incentive compensation for fiscal 2019.

COMPANY PERFORMANCE (80% OF TARGET AWARD)

Company performance goals for fiscal 2019 were based on Brown-Forman's underlying operating income growth compared to the expected performance of our industry peers. We aspire to outperform these peers consistently and sustainably, and considered our historic underlying operating income growth trends and outlook for fiscal 2019 performance when setting these objectives.

The Committee determined that, for purposes of the short-term incentive compensation plan, Brown-Forman achieved underlying operating income of $1,157 million for fiscal 2019, which represents 5% growth over last year, compared to an expected growth rate of 6% for our industry peers. As shown on the next page, these results led to a payout of 87% of target for this portion of the short-term incentive.

Underlying operating income at Brown-Forman was calculated by adjusting GAAP operating income for the following effects:

• foreign currency changes;
• estimated net changes in distributor inventories for our brands; and
• the establishment of our foundation.

"Underlying operating income" is not derived in accordance with GAAP. Please refer to Appendix A at the end of this Proxy Statement for additional information.

The fiscal 2019 short-term performance goal, our actual performance, and the resulting payout percentage of 87% of target is shown in the chart below:

FISCAL 2019 SHORT-TERM INCENTIVE COMPENSATION PERFORMANCE GOAL (IN $MM)



	Threshold 0% Payout	Target 100% Payout	Maximum 200% Payout
Underlying Operating Income	$1,099	$1,165	$1,231
Underlying Operating Income Growth Over Prior Year	0%	6%	12%

Actual Result: $1,157
87% Payout

INDIVIDUAL PERFORMANCE (20% OF TARGET AWARD)

Individual performance objectives for the NEOs consist of qualitative and quantitative goals that support the achievement of our strategic priorities, such as fulfilling individual job responsibilities, providing diversity and inclusion leadership, implementing talent development, developing profit-driving ideas, implementing BF 150 strategies, and making overall contributions to Brown-Forman as a senior leader. Payout levels for the individual portion of the short-term incentive are based on the following guidelines for aligning performance and compensation:

Performance *(B-F Nomenclature)*	Payout as a Percentage of Target
Superior *(Excellent)*	176%–200%
Above Target *(Very Strong)*	126%–175%
On Target *(Strong)*	76%–125%
Below Target *(Varied or Inconsistent)*	Up to 75%
Immediate Improvement Required *(Performance Needs Improvement)*	No incentive paid

AWARDS AND PAYOUTS IN FISCAL 2019: LONG-TERM COMPENSATION

Long-term incentives are the most important and largest portion of our NEOs' compensation. These awards are intended to focus the efforts of our executives on long-range strategic goals, including sustainable growth and performance of our brands, and superior returns to our stockholders. They also serve as a strong retention incentive and enhance the alignment of our executives' interests with those of our stockholders by building equity ownership.

The Committee initially determines the target dollar value of the total long-term incentive award for each NEO. The target long-term incentives are divided equally into four components:

25% performance-based cash incentives

25% stock-settled stock appreciation rights

25% performance-based restricted stock units

25% any combination of the above, based on the NEO's preference, subject to Committee discretion

The Committee has discretion to allocate the flexible 25% portion of the award in any manner it chooses. Traditionally, however, the Committee has chosen to follow the individual preferences expressed by each NEO. Our aim with this approach is to encourage balanced performance in order to create sustainable value for stockholders, while also delivering compensation that has the highest perceived value for each individual NEO.

Long-Term Performance-Based Cash Incentive
(For the Fiscal 2019–2021 Performance Period)

We provide our NEOs an opportunity to earn a cash-based incentive award linked to Brown-Forman's achievement of long-term performance goals. The graphic below shows how we tie this incentive to those goals.

LONG-TERM CASH INCENTIVES FORMULA

To calculate the final payout, we:

1. Assess performance under the three metrics below and calculate a payout percentage for each.
2. Weight these payout percentages using the weightings shown below.
3. Add the three weighted percentages to calculate the final payout percentage.
4. Multiply each NEO's target award by the final payout percentage.

30% weighting

Sustained Financial Performance

METRIC: **Underlying operating income growth[1] over the three-year performance period**

3%	8%	13%
Threshold	**Target**	**Maximum**
0% Payout	100% Payout	200% Payout

+

30% weighting

Relative Financial Performance

METRIC: **Underlying operating income growth vs. weighted average underlying operating income growth of comparable companies within the distilled spirits industry over the three-year performance period**

No Growth	Weighted Average Growth	2x Weighted Average Growth
Threshold	**Target**	**Maximum**
0% Payout	100% Payout	200% Payout

If the weighted average growth for the industry is negative in a particular year, the Committee may exercise judgment in determining the payout level.

+

40% weighting

BF 150 Scorecard Progress

METRIC: **Performance vs. BF 150 Scorecard**

Company performance is measured based on quantitative measures relating to underlying net sales[2] and qualitative strategic initiatives as determined by the Committee over the three-year performance period.

=

Payout

Range of 0–200% of Target

(1) Before any long-term cash incentive may be earned, the company must achieve the threshold underlying operative income objective over the three-year performance period. If the underlying operating income threshold is not achieved, no awards will be earned.

(2) Underlying net sales is a non-GAAP measure and is detailed in Part II, Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," under the heading "Non-GAAP Financial Measures," in our Annual Report on Form 10-K for fiscal 2019.

AWARDS GRANTED IN FISCAL 2019 (FOR THE FISCAL 2019–2021 PERFORMANCE PERIOD)

Long-term cash incentives granted in fiscal 2019 have a three-year performance period and, if earned, will be paid shortly after fiscal 2021 ends. The table below shows the target awards granted to each NEO in fiscal 2019.

TARGET LONG-TERM CASH AWARDS FOR FISCAL 2019–2021 PERFORMANCE PERIOD

Name	Amount
Lawson E. Whiting	$1,266,667
Jane C. Morreau	420,000
Mark I. McCallum	442,900
Matthew E. Hamel	163,513
Thomas Hinrichs[1]	241,391
Paul C. Varga[2]	1,209,707

(1) Mr. Hinrichs is based in Amsterdam, Netherlands and paid in euros. The amount shown has been converted to U.S. dollars.

(2) Mr. Varga's amount is pro-rated for the period of May 1, 2018 to December 31, 2018. See "Treatment of Short-Term and Long-Term Incentive Awards upon Termination of Employment" on page 48.

AWARDS EARNED IN FISCAL 2019 (FOR THE FISCAL 2017–2019 PERFORMANCE PERIOD)

Our long-term cash awards for the three-year performance period beginning in fiscal 2017 were paid out shortly after fiscal 2019 ended. Based on our performance, the payout was 103% of the target award, calculated as shown in the graphic below:

ACTUAL PERFORMANCE AND PAYOUT FOR FISCAL 2017–2019 PERFORMANCE PERIOD[1]

Sustained Financial Performance

Fiscal Year	Actual Performance	Payout Percentage
2017	7%	78%
2018	8%	94%
2019	5%	44%
3-Year Average	**72%**	

72% × 30% weighting

Relative Financial Performance

Fiscal Year	Actual BF Performance	Industry Performance	Payout Percentage
2017	7%	4%	161%
2018	8%	6%	129%
2019	5%	7%	74%
3-Year Average			**121%**

121% × 30% weighting

BF 150 Scorecard Progress

3-Year Average **112%**

112% × 40% weighting

= **103% Payout for F17–F19**

(1) Reflects the originally reported growth in "underlying operating income." "Underlying operating income" is not derived in accordance with U.S. GAAP. The "underlying operating income" growth rate for fiscal 2018 was not retrospectively adjusted to reflect the impact from the adoption of the Accounting Standards Update 2017-07 (related to pension) and other reclassified expenses related to certain marketing research and promotional agency costs. The impact of these changes, which had no effect on net income, was not material. The long-term incentive compensation related to fiscal 2018 was also not retrospectively adjusted as a result. Please refer to Appendix A of this Proxy Statement for additional information.

The table below shows the long-term cash award that each NEO earned in fiscal 2019 based on the 103% payout for the fiscal 2017–2019 performance period.

LONG-TERM CASH AWARDS PAID FOR FISCAL 2017–2019 PERFORMANCE PERIOD

Name	Amount
Lawson E. Whiting	$334,750
Jane C. Morreau	315,180
Mark I. McCallum	442,900
Matthew E. Hamel	163,513
Thomas Hinrichs[1]	177,595
Paul C. Varga	1,586,200

(1) Mr. Hinrichs is based in Amsterdam, Netherlands and paid in euros. The amount shown has been converted to U.S. dollars.

Performance-Based Restricted Stock

We award our NEOs and certain other executives shares of Class A common stock through our performance-based restricted stock unit awards. Unless otherwise determined by the Committee, performance-based restricted stock unit awards are granted on the date of the Annual Meeting.

AWARDS GRANTED IN FISCAL 2019 (FOR THE FISCAL 2019–2021 PERFORMANCE PERIOD)

Performance-based restricted stock units granted in fiscal 2019 have a three-year performance period. These awards are initially expressed as a dollar value and converted to a specific number of units. At the end of the three-year performance period, the number of units will be adjusted for performance and converted to shares that are subject to an additional one-year holding requirement.

TARGET PERFORMANCE-BASED RESTRICTED STOCK UNITS AWARDS FOR FISCAL 2019–2021 PERFORMANCE PERIOD

Name	Amount
Lawson E. Whiting	$450,000
Jane C. Morreau	315,000
Mark I. McCallum	221,450
Matthew E. Hamel	163,513
Thomas Hinrichs[1]	123,343
Paul C. Varga[2]	907,280

(1) Mr. Hinrichs's amount is converted from EUR to USD using grant date conversion methodology on July 27, 2018.
(2) Mr. Varga's amount is pro-rated for the period of May 1, 2018 to December 31, 2018. See "Treatment of Short-Term and Long-Term Incentive Awards Upon Termination of Employment" on pg 48.

Performance will be measured by comparing the three-year cumulative TSR of Brown-Forman's Class B common stock with the three-year cumulative TSR of the companies in the S&P Consumer Staples Index. The payout scale is shown on the next page. In addition to the relative TSR performance measurement, Brown-Forman must achieve an underlying operating income objective during the three-year performance period. If the underlying operating income threshold is not achieved, no awards will be earned.

PERFORMANCE-BASED RESTRICTED STOCK UNIT AWARDS:
PAYOUT SCALE AND POTENTIAL PAYOUTS FOR FISCAL 2019–2021 PERFORMANCE PERIOD



Payouts for performance between threshold and target and between target and maximum will be interpolated using a straight-line method. In calculating TSR, we look at the average closing stock prices over the 60 trading days preceding the performance period and the final 60 trading days of the performance period. The companies used for the performance comparison will be those that constitute the S&P Consumer Products Index at the end of the performance period.

AWARDS EARNED IN FISCAL 2019 (FOR THE FISCAL 2017–2019 PERFORMANCE PERIOD)

Performance-based restricted stock unit awards for the fiscal 2017–2019 performance period were subject to a three-year performance period followed by a one-year holding period. Performance was measured by comparing the three-year cumulative TSR of Brown-Forman's Class B common stock with the three-year cumulative TSR of the companies that constituted the S&P Consumer Staples Index when the performance period ended. Performance-based restricted stock unit awards earned over the three-year performance period ending April 30, 2019 will vest on April 30, 2020, subject to certain events that may cause an award to vest earlier.

The following companies constituted the comparative S&P Consumer Staples Index at the end of the 2017–2019 performance period:

Altria Group, Inc.	Coty Inc.	Lamb Weston Holdings, Inc.	The Kraft Heinz Company
Archer-Daniels-Midland Company	General Mills, Inc.	PepsiCo, Inc.	The Kroger Co.
Brown-Forman Corporation (Cl B)	Hormel Foods Corporation	Philip Morris International Inc.	The Procter & Gamble Company
Campbell Soup Company	Kellogg Company	Sysco Corporation	Tyson Foods, Inc. (Cl A)
Church & Dwight Co., Inc.	Kimberly-Clark Corporation	The Clorox Company	Walgreens Boots Alliance, Inc.
Colgate-Palmolive Company	McCormick & Company, Incorporated	The Coca-Cola Company	Walmart Inc.
ConAgra Brands, Inc.	Molson Coors Brewing Company (Cl B)	The Estée Lauder Companies Inc. (Cl A)	
Constellation Brands, Inc. (Cl A)	Mondelēz International, Inc. (Cl A)	The Hershey Company	
Costco Wholesale Corporation	Monster Beverage Corporation	The J.M. Smucker Company	

The Committee chose a payout range of (50% to 150% of target) to support our goals of pay for performance and increased NEO equity ownership, while at the same time discouraging unnecessary risk-taking. Based on performance over the three-year period ending in fiscal 2019, the awards paid out at 150% of target, as shown below.

PERFORMANCE-BASED RESTRICTED STOCK UNIT AWARDS:
PERFORMANCE FOR FISCAL 2017–2019 PERFORMANCE PERIOD



Payouts for performance between threshold and target and between target and maximum will be interpolated using a straight-line method. In calculating TSR, we look at average closing stock prices over the 60 trading days preceding the performance period and the final 60 trading days of the performance period.

The number of shares issued was determined by multiplying the target award by a three-year performance percentage and adjusting the resulting number upwards to account for dividends paid during the second and third years of the performance period. The Committee chose this calculation method to ensure that our NEOs remain exposed to changes in stock price, but also earn the dividends issued during the performance period, consistent with the goals of our long-term incentive plan.

The shares awarded for the 2017–2019 performance period were issued on June 3, 2019, and are subject to a one-year holding period that ends on April 30, 2020. For more information on the performance-based restricted stock unit awards granted during fiscal 2019, please see the Fiscal 2019 Grants of Plan-Based Awards Table and the Outstanding Equity Awards at 2019 Fiscal Year-End Table, set forth on pages 42 and 43, respectively.

The table below shows the number of shares of performance-based restricted stock units issued for the fiscal 2017–2019 performance period.

SHARES ISSUED FOR FISCAL 2017–2019 PERFORMANCE PERIOD[1]

Name	Class A Shares	Class B Shares[2]	Total Shares
Lawson E. Whiting	4,852	1,212	6,064
Jane C. Morreau	8,865	2,215	11,080
Mark I. McCallum	6,417	1,603	8,020
Matthew E. Hamel	4,739	1,184	5,923
Thomas Hinrichs	2,514	629	3,143
Paul C. Varga	39,396	9,837	49,233

(1) Reflects the number of shares of Class A common stock inclusive of the February 28, 2018 stock split and April 23, 2018 special dividend. Shares of Class B common stock were awarded as a result of the February 28, 2018 stock split, and are likewise inclusive of the April 23, 2018 special dividend.

(2) The 5-for-4 stock split effective February 28, 2018, granted all additional shares in Class B common stock, regardless of the initial class of shares held. As a result, our NEOs received shares issued in both Class A and Class B common stock.

Stock-Settled Stock Appreciation Rights

We award stock-settled stock appreciation rights (SSARs) that allow our NEOs to receive the value of the appreciation of our Class B common stock between the grant date and the exercise date. Unless the Committee determines otherwise, SSARs are granted annually on the date of the Annual Meeting. The number of Class B common stock SSARs awarded to our NEOs for fiscal 2019 was determined by dividing the total dollar value of each SSAR award by the value of one SSAR (determined by the Black-Scholes method) at the close of trading on the grant date. SSARs become exercisable on the first day of the third fiscal year following the grant date, and generally are exercisable for seven fiscal years thereafter. The SSARs granted in July 2018 (for fiscal 2019) therefore become exercisable on May 1, 2021, and expire on April 30, 2028.

SSAR GRANTS IN FISCAL 2019 (IN CLASS B COMMON STOCK)

Name	SSARs Granted
Lawson E. Whiting	40,688
Jane C. Morreau	28,482
Mark I. McCallum	20,023
Matthew E. Hamel	29,569
Thomas Hinrichs	11,153
Paul C. Varga[1]	82,033

(1) Mr. Varga's amount is pro-rated for the period of May 1, 2018 to December 31, 2018. See "Treatment of Short-Term and Long-Term Incentive Awards Upon Termination of Employment" on page 48.

OTHER COMPENSATION ELEMENTS

Post-Termination Compensation and Benefits

We do not have employment agreements with any of our NEOs, nor do we maintain a formal severance plan that provides for post-termination compensation or benefits.

Employee Benefits and Perquisites

We provide our NEOs with certain benefits that are available to nearly all of our salaried employees in the United States, including term life insurance (equal to two times target cash compensation), travel accident insurance, matching contributions

to a 401(k) savings plan, medical and dental insurance, and a pension that grows with each additional year of service and pay. NEOs and certain other executives receive additional benefits, including a leased automobile, automobile insurance, and limited reimbursement of financial planning expenses.

We purchase tickets to sporting and entertainment events for business outings with customers and suppliers. If the tickets are not used for business purposes, employees (including the NEOs) may use the tickets at no incremental cost to Brown-Forman. In addition, we occasionally invite the NEOs and their spouses to social events, including retirement celebrations, award dinners, and similar functions. We believe these events provide valuable opportunities for our senior executives to establish and develop relationships with our directors, long-term stockholders, employees, and each other, furthering our objectives of retention and having a strong and cohesive management team. For more detail on these employee benefits, please see the "All Other Compensation" column of the Fiscal 2019 Summary Compensation Table found on page 40.

Brown-Forman Corporation Non-Qualified Savings Plan

We provide our NEOs and other senior executives the opportunity to defer income on a pre-tax basis to help them plan for future financial needs. The Brown-Forman Corporation Non-Qualified Savings Plan (Savings Plan) enhances the perceived value of compensation for participants at very little cost to Brown-Forman. The Savings Plan allows our NEOs to make pre-tax deferrals of up to 50% of base salary (including holiday bonus) and up to 75% of short- and long-term cash incentives. Participants in the Savings Plan may notionally invest their plan balances in mutual funds within generally the same asset classes available to participants in our qualified 401(k) savings plan.

In the event a participant's deferrals into the Savings Plan reduce the participant's taxable compensation that would otherwise be considered 401(k)-eligible pay upon which a company matching contribution is calculated, Brown-Forman will contribute to the Savings Plan to make up for any lost match under the 401(k) plan. All deferrals to the Savings Plan, and Brown-Forman's contributions to it, are 100% vested when made, as are any deemed earnings related to those contributions. The benefits owed under the Savings Plan are general unsecured obligations of Brown-Forman. Brown-Forman is not entitled to an income tax deduction on the benefits owed under the Savings Plan until the benefits become taxable to the participants, which generally will be when the benefits are actually paid. Benefits accumulated under the Savings Plan are payable at either a participant-selected date at least two years after a contribution is made or after a participant's employment terminates. Amounts accumulated are payable in a lump sum six months after termination, except in the case of retirement, where the form of payment (lump sum or installments of up to ten years) and the time of payment (up to ten years after retirement) will be chosen by the participant. The fiscal 2019 Non-Qualified Deferred Compensation Table on page 47 contains information about NEO activity in the Savings Plan during fiscal 2019, including employee contributions, gains, and losses attributable to the change in market value of the notional investments, and any payments to our NEOs.

COMPENSATION POLICIES AND PRACTICES

Incentive Compensation Recoupment Policy

The Committee oversees our Incentive Compensation Recoupment Policy. If Brown-Forman restates its reported financial results due to material noncompliance with any financial reporting requirement under the U.S. federal securities laws within three years after the date the results are first publicly issued or filed, or if we discover an error in the calculation of any incentive compensation that was awarded or paid within the preceding three years, then Brown-Forman will, at the direction of the Committee, seek to recover all or part of the incentive compensation awarded or paid to executive officers that would not have been awarded or paid based upon the restated financial results or correct incentive calculation. If the Committee determines that any executive officer engaged in fraud or intentional misconduct in connection with any such material noncompliance or error in incentive calculation, the Committee can direct Brown-Forman to seek to recover incentive compensation awarded or paid to that executive officer that would not have been awarded or paid based upon the restated financial results or correct calculation for a period of six years after the date such financial results were first publicly issued or filed or six years prior to the date such fraud or misconduct was discovered.

Retirement Age Policy

Our NEOs and other executive officers with high level policy-making positions are subject to a mandatory retirement age of 65. Such NEOs and executive officers are notified of the mandatory retirement policy at age 60 (or older if criteria for mandatory retirement are met following age 60). An employee who does not become an NEO or executive officer until after attaining the age of 65 will have a two-year grace period once becoming subject to the policy.

Deductibility of Compensation

Section 162(m) of the Internal Revenue Code limits to $1 million the amount of annual compensation Brown-Forman may deduct for tax purposes for compensation paid to each of the Chief Executive Officer, the Chief Financial Officer, and the three highest compensated officers other than these two individuals. Prior to 2018, Brown-Forman could deduct compensation above $1 million if it was "performance-based compensation" within the meaning of Section 162(m). Under the Tax Cuts and Jobs Act of 2017, effective for taxable years beginning on or after January 1, 2018, the exception under Section 162(m) for performance-based compensation is no longer available, subject to transition relief for certain grandfathered arrangements in effect as of November 2, 2017.

To maintain flexibility, Brown-Forman has never had a policy requiring that all NEO compensation be fully deductible, but the Committee has generally considered the issue of deductibility when making compensation decisions.

Compensation Risk Assessment

To determine the level of risk arising from our compensation policies and practices, we conduct an annual risk assessment, with oversight by the Committee, its independent advisor, FWC, and by our internal auditors. The assessment is based on a framework provided by FWC and examines the risk associated with the compensation programs applicable to all of our employees. The assessment also considers the features of our compensation programs that are designed to mitigate risk. We believe our compensation programs encourage and reward an appropriate level of risk taking. Management and the Committee concluded, based upon the results of the assessment for fiscal 2019, that our compensation policies and practices are not reasonably likely to have a material adverse effect on Brown-Forman.

Equity Award Grants

Under our equity award grant policy, the grant date of any award must be the date of the Committee or Board meeting at which it was approved, and the grant price must be the closing price of the relevant class of our common stock on the grant date. We do not have a program, plan, or practice of timing equity award grants in conjunction with the release of material nonpublic information (or vice versa). We have never re-priced or back-dated options or SSARs granted under any of our equity compensation plans, and our 2013 Omnibus Compensation Plan specifically prohibits such practices.

Source of Plan Shares

We try to limit the source of shares delivered to participants under our equity compensation plans to those we purchase from time to time on the open market (in connection with our publicly announced share repurchase programs), in private transactions, or otherwise. If we determine that the timing of such purchases may unduly affect the market price of the shares, the purchases may be spread over a period of time sufficient to minimize this effect. We may use newly-issued shares to cover exercises or redemptions of awards and then purchase an equal number of shares on the open market or otherwise as quickly as is reasonably practicable thereafter. These practices minimize long-term dilution to our stockholders.

Margin Sales, Derivative, and Hedging Transactions Prohibited

Our Insider Trading Policy prohibits employees, officers, and directors from selling Brown-Forman securities that they do not own (a "short sale"), purchasing shares on margin, or holding shares in a margin account. Employees, officers, and directors also are prohibited from engaging in transactions involving exchange-traded options, puts, calls, or other derivative securities based on Brown-Forman securities and in any hedging or monetization transactions accomplished through a number of possible mechanisms, including the use of financial instruments such as prepaid variable forwards, equity swaps, and collars.

Our Policy on Stock Ownership Guidelines

We do not have stock ownership guidelines for our employees. Due to our family-controlled status, we do not believe that encouraging employees to accumulate large quantities of Brown-Forman stock is a top priority. However, the Committee does review the stock ownership status of our NEOs before granting additional stock-based compensation each year to ensure that such grants are necessary and to assess potential retention risk. We list the stock beneficially owned by our NEOs on page 52.

Conclusion

We believe our executive compensation program continues to successfully attract, motivate, reward, and retain a team of talented and diverse executives and key employees, both in the United States and around the world, who will lead us to achieve our goal of being the best brand builder in the spirits industry and enable us to deliver sustainable and superior value to our stockholders over time.

Compensation Committee Report

We, the Compensation Committee of the Board of Directors of Brown-Forman Corporation, have reviewed and discussed with management the above Compensation Discussion and Analysis, and based on such review and discussion, have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this Proxy Statement.

COMPENSATION COMMITTEE
Michael J. Roney, Chairman
Patrick Bousquet-Chavanne
John D. Cook

Compensation Tables

SUMMARY COMPENSATION

The following table sets forth the compensation of our NEOs for the fiscal years shown below, calculated under SEC rules.

FISCAL 2019 SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary[1]	Bonus[2]	Stock Awards[3]	SSAR/Option Awards[4]	Non-Equity Incentive Plan Compensation[5]	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[6]	All Other Compensation[7]	Total
Lawson E. Whiting President and Chief Executive Officer	2019	$872,374	$—	$459,765	$450,009	$1,147,350	$729,193	$37,202	**$3,695,893**
	2018	597,524	—	184,620	227,510	931,719	402,500	33,732	**2,377,605**
	2017	487,287	—	152,165	162,501	741,500	348,332	28,739	**1,920,524**
Jane C. Morreau Executive Vice President and Chief Financial Officer	2019	620,842	—	321,836	315,011	747,180	1,027,251	33,088	**3,065,208**
	2018	598,978	—	306,754	270,008	966,665	772,978	31,264	**2,946,647**
	2017	594,799	—	278,111	297,019	915,120	777,875	32,242	**2,895,166**
Mark I. McCallum Executive Vice President and Chief Brands Officer	2019	678,140	—	226,255	221,454	886,006	532,313	34,517	**2,578,685**
	2018	661,480	—	244,267	215,006	1,173,350	450,726	30,466	**2,775,295**
	2017	658,973	—	201,326	215,034	981,191	431,265	31,085	**2,518,874**
Matthew E. Hamel[8] Executive Vice President, General Counsel and Secretary	2019	533,969	—	167,061	327,033	458,917	335,765	33,246	**1,855,991**
Thomas Hinrichs[8][9] Senior Vice President, International Division	2019	477,044	—	126,020	123,352	558,170	21,421	167,008	**1,473,015**
Paul C. Varga[10] Former Company Chairman and Chief Executive Officer	2019	806,779	—	926,968	907,285	2,548,815	5,432,105	17,540	**10,639,492**
	2018	1,145,870	—	1,499,682	1,540,010	4,202,610	401,521	37,042	**8,826,735**
	2017	1,143,865	—	1,236,048	1,540,031	3,864,400	1,044,793	35,863	**8,865,000**

(1) Salary includes holiday bonus and is based on the fiscal year beginning May 1, 2018. The holiday bonus, which is provided to all salaried employees, is based on the employee's tenure as shown in the table below:

Length of Continuous Service	Amount of Holiday Bonus
3 months but less than 6 months	1/8 of monthly salary
6 months but less than 5 years	1/4 of monthly salary
5 years but less than 10 years	3/8 of monthly salary
10 years or more	1/2 of monthly salary

(2) Our NEOs do not receive non-performance-based compensation that would be considered a "Bonus" under SEC rules.

(3) Includes the aggregate grant date fair value of performance-based restricted stock granted during the respective fiscal years, calculated in accordance with FASB ASC Topic 718. The grant date fair value for the performance-based restricted stock granted during 2019, assuming the maximum achievement of the performance goals would have been $689,648 for Mr. Whiting, $482,754 for Ms. Morreau, $339,383 for Mr. McCallum, $250,592 for Mr. Hamel, $189,030 for Mr. Hinrichs, and $1,390,452 for Mr. Varga. Assumptions used in the calculation of these amounts are included in Note 11 to our audited financial statements for the fiscal year ended April 30, 2019, which appear in our Annual Report on Form 10-K for fiscal 2019.

(4) Includes the aggregate grant date fair value of SSARs granted during the respective fiscal years, calculated in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts are included in Note 11 to our audited financial statements for the fiscal year ended April 30, 2019, which appear in our Annual Report on Form 10-K for fiscal 2019.

(5) Amounts listed for fiscal 2019 include short-term cash incentive compensation paid for the one-year performance period ended on April 30, 2019, and long-term cash incentive compensation paid for the three-year performance period ended on April 30, 2019, as approved by the Compensation Committee in May 2019 and paid on June 15, 2019. These amounts are shown below.

	Short-Term Cash	Long-Term Cash	Total
Lawson E. Whiting	$812,600	$334,750	$ 1,147,350
Jane C. Morreau	432,000	315,180	747,180
Mark I. McCallum	443,106	442,900	886,006
Matthew E. Hamel	295,404	163,513	458,917
Thomas Hinrichs	380,575	177,595	558,170
Paul C. Varga	962,615	1,586,200	2,548,815

(6) Amounts represent changes between fiscal years in the actuarial present value of the accumulated pension benefits of each of the NEOs under the applicable pension or savings plan. Pension values may fluctuate significantly from year to year depending on a number of factors, including age, years of service, average annual earnings, and the assumptions used to determine the present value, such as the discount rate and mortality tables. Please see the Pension Benefits Table on page 46 for the assumptions used in calculating the change in pension value. None of the NEOs received above-market or preferential earnings (as these terms are defined by the SEC) on their non-qualified deferred compensation accounts.

	Qualified	Non-Qualified	Total
Lawson E. Whiting	$94,678	$634,515	$ 729,193
Jane C. Morreau	149,800	877,451	1,027,251
Mark I. McCallum	116,188	416,125	532,313
Matthew E. Hamel	85,817	249,948	335,765
Thomas Hinrichs	21,421	—	21,421
Paul C. Varga	466,226	4,965,879	5,432,105

(7) The following table sets forth each component of the "All Other Compensation" column for fiscal 2019.

Name	401(k) Matching Contribution[a]	Cost of Company-Provided Life Insurance	Cost of Company-Leased Car[b][c]	Other[d][e]	Total
Lawson E. Whiting	$18,417	$3,179	$13,956	$1,650	$37,202
Jane C. Morreau	13,925	3,344	12,049	3,770	33,088
Mark I. McCallum	14,028	3,113	13,988	3,388	34,517
Matthew E. Hamel	13,969	2,779	12,498	4,000	33,246
Thomas Hinrichs	—	—	18,162	148,846	167,008
Paul C. Varga	3,844	2,444	11,252	—	17,540

(a) For the period May 1, 2018, through April 30, 2019.

(b) Values based on the cost to Brown-Forman during the fiscal year, including lease payments, maintenance, registration, and insurance premiums.

(c) Values for Mr. Hinrichs includes a car allowance in lieu of a company car.

(d) Reimbursement of financial planning expenses up to a limit of $4,000 for the fiscal year.

(e) Includes expatriate costs associated with Mr. Hinrichs's assignment in the Netherlands to include: cost of living allowance, taxes paid by the company, rent, dependent education, utilities, language training, and storage of household goods.

(8) Compensation for Mr. Hamel and Mr. Hinrichs is provided for only 2019. Neither officer was an NEO in fiscal 2017 nor 2018.

(9) Mr. Hinrichs is based in Amsterdam, Netherlands and paid in euros. The amount shown has been converted to U.S. dollars.

(10) Mr. Varga retired as an employee on December 31, 2018. His amounts in the table above are reflective of the May 1, 2018 to December 31, 2018 period.

GRANTS OF PLAN-BASED AWARDS

The following table contains information regarding the equity and non-equity awards granted to our NEOs during fiscal 2019 under our 2013 Omnibus Compensation Plan. For additional information on the fiscal 2019 awards, please see the Compensation Discussion and Analysis, which begins on page 24.

FISCAL 2019 GRANTS OF PLAN-BASED AWARDS TABLE

Name	Grant Date	Award Type[1]	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Possible Payouts Under Equity Incentive Plan Awards[3]			All Other Option Awards: Number of Securities Underlying Options[4]	Exercise or Base Price of Option Awards[5]	Grant Date Fair Value of Stock and Option Awards[6]
			Threshold	Target	Maximum	Threshold	Target	Maximum			
Lawson E. Whiting		STC	$0	$850,000	$1,700,000						
		LTC	0	1,266,667	2,533,334						
	7/26/2018	PBRSU				4,152	8,303	12,455			$459,765
	7/26/2018	SSAR							40,688	$54.00	450,009
Jane C. Morreau		STC	0	450,000	900,000						
		LTC	0	420,000	840,000						
	7/26/2018	PBRSU				2,906	5,812	8,718			321,836
	7/26/2018	SSAR							28,482	54.00	315,011
Mark I. McCallum		STC	0	463,500	927,000						
		LTC	0	442,900	885,800						
	7/26/2018	PBRSU				2,043	4,086	6,129			226,255
	7/26/2018	SSAR							20,023	54.00	221,454
Matthew E. Hamel		STC	0	309,000	618,000						
		LTC	0	163,513	327,025						
	7/26/2018	PBRSU				1,509	3,017	4,526			167,061
	7/26/2018	SSAR							29,569	54.00	327,033
Thomas Hinrichs[7]		STC	0	410,364	820,728						
		LTC	0	241,391	482,782						
	7/26/2018	PBRSU				1,138	2,276	3,414			126,020
	7/26/2018	SSAR							11,153	54.00	123,352
Paul C. Varga[8]		STC	0	1,006,920	2,013,840						
		LTC	0	1,209,707	2,419,414						
	7/26/2018	PBRS-A				8,370	16,740	25,110			926,968
	7/26/2018	SSAR							82,033	54.00	907,285

(1) "STC" represents short-term (or annual) incentive compensation payable in cash. "LTC" represents long-term incentive compensation payable in cash at the end of a three-year performance period. "PBRSU" represents Class A common performance-based restricted stock units. "SSAR" represents Class B common stock-settled stock appreciation rights.

(2) Amounts represent potential value of the short-term incentive compensation opportunity for the fiscal 2019 performance period and the cash component of the long-term incentive compensation opportunity for the fiscal 2019 through fiscal 2021 performance period. No amounts are payable if threshold underlying operating income performance levels are not achieved. STC and LTC are capped at 200% of target. Please see the "Non-Equity Incentive Plan Compensation" column of the Fiscal 2019 Summary Compensation Table on page 40 for amounts actually paid. These amounts include the short-term cash incentive compensation paid for the one-year performance period ending on April 30, 2019, and the long-term cash incentive compensation paid for the three-year performance period ended on April 30, 2019. The maximum awards providing for cash settlement that may be granted to any NEO in fiscal 2019 were capped at $6,000,000.

(3) Amounts represent the estimated payouts of the PBRSU awards granted in fiscal 2019. PBRSU awards are subject to a three-year performance period followed by a one-year holding period. The final number of shares earned will be determined by multiplying the number of units by the three-year performance percentage, and adjusting the resulting number upwards to account for dividends paid during the second and third years of the performance period. PBRSU awards granted in fiscal 2019 will vest on June 1, 2021. The estimated possible payouts assume a 50% threshold and 150% maximum payout.

(4) The number of SSARs awarded for fiscal 2019 was determined by dividing the total cash value of each SSAR award by the Black-Scholes value ($11.06) of our Class B common stock as of the close of trading on the date of grant, July 26, 2018. SSARs become exercisable on the first day of the third fiscal year following the fiscal year of grant, and generally are exercisable for seven fiscal years thereafter (barring certain events that may cause an award to become exercisable earlier). SSARs granted July 26, 2018, become exercisable on May 1, 2021, and expire April 30, 2028.

(5) The exercise price for the SSARs represents the closing price of our Class B common stock on the grant date.

(6) Calculated in accordance with FASB ASC Topic 718. Assumptions used in the calculation of these amounts appear in Note 11 to our audited financial statements for the fiscal year ended April 30, 2019, which are included in our Annual Report on Form 10-K for fiscal 2019.

(7) Mr. Hinrichs is based in Amsterdam, Netherlands and paid in euros. The amount shown has been converted to U.S. dollars.

(8) Mr. Varga's amount is pro-rated for the period of May 1, 2018, to December 31, 2018. See "Treatment of Short-Term and Long-Term Incentive Awards Upon Termination of Employment" on page 48.

OUTSTANDING EQUITY AWARDS

The following table lists the outstanding equity awards held by our NEOs as of April 30, 2019. The year-end values shown in the table are based on the April 30, 2019, closing prices for our Class A common stock, $52.30, and our Class B common stock, $53.29.

OUTSTANDING EQUITY AWARDS AT 2019 FISCAL YEAR END TABLE

Name	Grant Date	SSAR Awards[1]				Stock Awards[2]			
		Number of Securities Underlying Unexercised SSARs Exercisable	Number of Securities Underlying Unexercised SSARs Unexercisable	SSAR Exercise Price	SSAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested[3]	Market Value of Shares or Units of Stock That Have Not Vested[3][4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[5][6]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[7]
Lawson E. Whiting	7/28/2011	21,848		$18.22	4/30/2021				
	7/26/2012	19,763		23.05	4/30/2022				
	7/25/2013	21,884		28.43	4/30/2023				
	7/24/2014	15,382		36.11	4/30/2024				
	7/23/2015	20,045		40.15	4/30/2025				
	7/28/2016		28,903	38.48	4/30/2026				
	7/27/2017		34,134	39.76	4/30/2027				
	7/26/2018		40,688	54.00	4/30/2028				
	7/28/2016					6,064	$318,347		
	7/27/2017							5,832	$306,169
	7/26/2018							12,455	651,370
Jane C. Morreau	7/28/2011	36,588		$18.22	4/30/2021				
	7/26/2012	28,267		23.05	4/30/2022				
	7/25/2013	23,601		28.43	4/30/2023				
	7/24/2014	34,194		36.11	4/30/2024				
	7/23/2015	34,077		40.15	4/30/2025				
	7/28/2016		52,827	38.48	4/30/2026				
	7/27/2017		40,510	39.76	4/30/2027				
	7/26/2018		28,482	54.00	4/30/2028				
	7/28/2016					11,080	$581,677		
	7/27/2017							9,870	$518,299
	7/26/2018							8,718	455,951
Mark I. McCallum	7/28/2011	58,947		$18.22	4/30/2021				
	7/26/2012	63,316		23.05	4/30/2022				
	7/25/2013	40,678		28.43	4/30/2023				
	7/24/2014	34,836		36.11	4/30/2024				
	7/23/2015	28,399		40.15	4/30/2025				
	7/28/2016		38,241	38.48	4/30/2026				
	7/27/2017		32,258	39.76	4/30/2027				
	7/26/2018		20,023	54.00	4/30/2028				
	7/28/2016					8,020	$421,033		
	7/27/2017							7,716	$405,075
	7/26/2018							6,129	320,547

OUTSTANDING EQUITY AWARDS AT 2019 FISCAL YEAR END TABLE (CONTINUED)

Name	Grant Date	SSAR Awards[1]				Stock Awards[2]			
		Number of Securities Underlying Unexercised SSARs Exercisable	Number of Securities Underlying Unexercised SSARs Unexercisable	SSAR Exercise Price	SSAR Expiration Date	Number of Shares or Units of Stock That Have Not Vested[3]	Market Value of Shares or Units of Stock That Have Not Vested[3][4]	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[5][6]	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[7]
Matthew E. Hamel	7/22/2010	64,126		$15.09	4/30/2020				
	7/28/2011	60,980		18.22	4/30/2021				
	7/26/2012	56,531		23.05	4/30/2022				
	7/25/2013	42,910		28.43	4/30/2023				
	7/24/2014	33,676		36.11	4/30/2024				
	7/23/2015	38,419		40.15	4/30/2025				
	7/28/2016		56,472	38.48	4/30/2026				
	7/27/2017		47,637	39.76	4/30/2027				
	7/26/2018		29,569	54.00	4/30/2028				
	7/28/2016					5,923	$310,945		
	7/27/2017							5,697	$299,082
	7/26/2018							4,526	236,684
Thomas Hinrichs	7/22/2010	6,503		$15.09	4/30/2020				
	7/28/2011	12,302		18.22	4/30/2021				
	7/26/2012	14,457		23.05	4/30/2022				
	7/25/2013	11,134		28.43	4/30/2023				
	7/24/2014	8,808		36.11	4/30/2024				
	7/23/2015	11,134		40.15	4/30/2025				
	7/28/2016		14,966	38.48	4/30/2026				
	7/27/2017		12,647	39.76	4/30/2027				
	7/26/2018		11,153	54.00	4/30/2028				
	7/28/2016					3,143	$165,002		
	7/27/2017							3,026	$158,834
	7/26/2018							3,414	178,552
Paul C. Varga	7/26/2012	235,630		$ 23.05	4/30/2022				
	7/25/2013	158,757		28.43	4/30/2023				
	7/24/2014	155,424		36.11	4/30/2024				
	7/23/2015	196,435		40.15	4/30/2025				
	7/28/2016		273,905	38.48	12/31/2025				
	7/27/2017		231,052	39.76	12/31/2025				
	7/26/2018		82,033	54.00	12/31/2025				
	7/28/2016					49,233	$2,584,625		
	7/27/2017							47,082	$2,471,711
	7/26/2018							25,110	1,313,253

(1) SSAR awards are exercisable for shares of Class B common stock. All SSARs vest and become fully exercisable on the first day of the third fiscal year following the fiscal year of grant, and generally are exercisable for seven fiscal years thereafter (barring certain events that may require an award to become exercisable earlier).

(2) Represents Class A and Class B common performance-based restricted stock unit awards with a three-year performance period, followed by a one-year holding period. The performance-based restricted stock unit awards granted on July 28, 2016, July 27, 2017, and July 26, 2018 will vest on June 3, 2019, June 1, 2020, and June 1, 2021, respectively.

(3) Reflects the number of shares of restricted Class A and Class B common stock issued on June 3, 2019, upon satisfaction of the performance measures prescribed for the performance-based restricted stock awards granted on July 28, 2016. The number of shares issued was determined by multiplying the stock unit award by a three-year performance percentage (150%), and then adjusting the resulting number upwards to account for dividends paid during the second and third years of the performance period. The shares are reflected to account for the 5-for-4 split on February 28, 2018 and the special dividend on April 23, 2018. The restrictions on these shares will lapse on April 30, 2020.

(4) The market values for the shares of restricted Class A and Class B common stock were determined by multiplying the number of shares of restricted Class A and Class B common stock by the respective prices of such shares on April 30, 2019. The closing price for our Class A common stock was $52.30 and the closing price for our Class B common stock was $53.29.

(5) Amounts shown represent the estimated maximum possible payout of PBRS based on a performance multiplier of 150% of target for the awards granted in fiscal years 2018 and 2019. PBRS awards are initially determined as a cash value, which is converted to units, and then subject to a three-year performance period followed by a one-year holding period. The number of shares of PBRS ultimately awarded will be determined by multiplying the initial number of units by a three-year performance adjustment factor and adjusting the resulting number to account for dividends paid during the second and third years of the performance period.

(6) Market value for the PBRSU awards was determined by multiplying the number of Class A shares by $52.30 (the closing price of our Class A common stock on April 30, 2019) and by multiplying the number of Class B shares by $53.29 (the closing price of our Class B common stock on April 30, 2019).

(7) Mr. Varga's amount is pro-rated for the period of May 1, 2018 to December 31, 2018. See "Treatment of Short-Term and Long-Term Incentive Awards Upon Termination of Employment" on page 48.

OPTION EXERCISES AND STOCK VESTED

The following table shows all SSAR awards exercised by the NEOs during fiscal 2019 and the value realized upon exercise, as well as all stock awards in which our NEOs vested during fiscal 2019 and the value realized upon vesting.

FISCAL 2019 OPTION EXERCISES AND STOCK VESTED TABLE

| Name | Option/SSAR Awards[1] | | Stock Awards[2] | | |
	Number of Shares Acquired on Exercise	Value Realized on Exercise[3]	Number of Class A Shares Acquired on Vesting[4]	Number of Class B Shares Acquired on Vesting[5]	Value Realized on Vesting[6]
Lawson E. Whiting	—	$—	4,233	1,058	$277,767
Jane C. Morreau[7]	14,721	1,041,921	8,396	2,098	550,913
Mark I. McCallum	—	—	5,997	1,499	393,525
Matthew E. Hamel[8]	35,081	2,985,104	4,057	1,014	266,217
Thomas Hinrichs[9]	3,783	364,465	2,608	652	171,143
Paul C. Varga	—	—	29,631	7,404	1,743,385

(1) All SSAR awards are settled in Class B common stock.

(2) Stock awards are in the form of Class A and Class B common stock.

(3) Equals the difference between the SSAR exercise price and the market price of the underlying shares at time of exercise, multiplied by the number of SSAR awards exercised.

(4) The grant date for all awards of Class A common performance-based restricted stock shown in the table was July 23, 2015. The vesting date was April 30, 2019. Mr. Varga's vesting date was January 31, 2019, due to his retirement.

(5) The Class B common stock was issued as a result of the 5-for-4 stock split on February 28, 2018.

(6) Equals the sum of the closing price of each underlying security on the vesting date multiplied by the number of shares of the applicable class of common stock that vested. The closing price of our Class A common stock on the vesting date, April 30, 2019, was $52.30. The closing price of our Class B common stock on the vesting date, April 30, 2019, was $53.29. Mr. Varga's shares vested on January 31, 2019, due to his retirement. The closing price of our Class A common stock on January 31, 2019, was $47.03. The closing price of our Class B common stock on January 31, 2019, was $47.25.

(7) Ms. Morreau exercised 32,067 SSAR awards on January 2, 2019.

(8) Mr. Hamel exercised 19,101 SSAR awards on July 31, 2018, 19,101 SSAR awards on October 31, 2018, 19,101 SSAR awards on January 31, 2019, and 19,101 SSAR awards on April 30, 2019.

(9) Mr. Hinrichs exercised 8,604 SSAR awards on April 30, 2019.

PENSION BENEFITS

We maintain both tax-qualified and non-qualified supplemental excess retirement plans. The following table shows the present value of accumulated pension benefits payable to each of our NEOs under our tax-qualified plan (Brown-Forman Corporation Salaried Employees Retirement Plan) and under our non-qualified excess plan (Brown-Forman Supplemental Executive Retirement Plan), based on the pension earned as of our most recent FASB ASC Topic 715 measurement date, April 30, 2019. These plans are described below the table.

FISCAL 2019 PENSION BENEFITS TABLE

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit[1]	Payments During Last Fiscal Year
Lawson E. Whiting	Qualified	21.83	$713,838	—
	Non-Qualified	21.83	1,930,385	—
Jane C. Morreau	Qualified	27.58	1,361,669	—
	Non-Qualified	27.58	4,952,700	—
Mark I. McCallum	Qualified	15.75	903,442	—
	Non-Qualified	15.75	3,594,244	—
Matthew E. Hamel	Qualified	11.50	541,985	—
	Non-Qualified	11.50	1,417,520	—
Thomas Hinrichs[2][3]	Germany	22.67	971,527	—
Paul C. Varga	Qualified	31.67	1,530,256	$27,578
	Non-Qualified	31.67	18,180,130	—

(1) Actuarial present value of each NEO's accumulated pension benefit as of our FASB ASC Topic 715 measurement date, April 30, 2019, using a 4.04% discount rate, expected retirement age of 65, and RP-2014 mortality table adjusted to 2006 with MP-2017 for employees and healthy annuitants with a fully generational projection using scale MP-2017.

(2) Mr. Hinrichs is a German citizen residing in Amsterdam, Netherlands. The German pension plan for Brown-Forman Corporation pays a guaranteed capital sum or monthly pension. Expected retirement is 65 years and guaranteed interest rate is 2.75%.

(3) Mr. Hinrichs is based in Amsterdam, Netherlands and paid in euros. The amount shown has been converted to U.S. dollars.

Brown-Forman Corporation Salaried Employees Retirement Plan

Most U.S. salaried employees, and all of our NEOs, participate in the tax-qualified Brown-Forman Corporation Salaried Employees Retirement Plan. This is a funded, non-contributory, defined benefit pension plan that provides monthly retirement benefits based on the participant's age at retirement, years of service, and "Final Average Compensation" (described below). Retirement benefits are not offset by Social Security benefits and are assumed for actuarial purposes to be payable at age 65. Participants vest in the plan after five years of service.

Brown-Forman Corporation Supplemental Executive Retirement Plan

U.S. federal tax law limits the amount of compensation that may be used annually to accrue benefits under our tax-qualified Salaried Employees Retirement Plan. For employees whose compensation exceeds these limits, including our NEOs, we maintain a non-qualified supplemental executive retirement plan (SERP). The SERP restores the benefits that are lost due to U.S. federal tax law limitations. The SERP also provides faster vesting for certain key employees who join us mid-career. All NEOs are vested in the SERP.

Pension Formula

The formula to calculate the combined total pension benefit under both plans includes the following factors:

- Final Average Compensation (FAC) is the average compensation of the highest consecutive five calendar years in the last ten calendar years of employment. For this purpose, compensation is considered to be salary, holiday bonus, and short-term incentive compensation (not long-term cash or equity compensation).
- Social Security Covered Compensation (CC) is the average of the Social Security Taxable Wage Base in effect for each calendar year during the 35 years ending with the calendar year in which a participant reaches Social Security Retirement age.
- Credited Service (Service) is the number of years and whole months during which the participant is employed by Brown-Forman at a location or division that participates in the pension plan, up to a maximum of 30 years.

The table below shows the pension formula and gives a sample calculation.

MONTHLY PENSION FORMULA FOR A PARTICIPANT RETIRING AT THE REGULAR RETIREMENT AGE OF 65

Generalized Formula	Sample calculation: assume FAC of $400,000, CC of $80,000, and Service of 30 years		Amount
1.3% multiplied by FAC up to CC	$0.013 \times \$80,000$	=	$1,040
1.75% multiplied by FAC above CC	$0.0175 \times \$320,000$	=	5,600
			6,640
The sum of the above multiplied by years of service	$\times 30$	=	199,200
Divide by 12 to get the monthly pension (before reduction for early retirement or optional forms of payment)	$\div 12$	=	$16,600

Early retirement is available at age 55 under both plans. Ms. Morreau, Mr. McCallum and Mr. Hamel are the NEOs currently eligible for early retirement.

Those who retire before age 65 under the final average pay formula have their pension payments reduced by 3% for each year (1/4 of 1% for each month) that payments start prior to age 65. Retirees also can reduce their pension payment to purchase optional forms of payment that protect a spouse or ensure a minimum payment period.

Once the final pension is determined, the federal rules that govern the maximum pension that can be paid under the qualified plan are applied to determine the portion to be paid under the qualified plan, and the remaining amount becomes payable under the non-qualified pension plan.

NON-QUALIFIED DEFERRED COMPENSATION

Effective January 1, 2011, we adopted the Brown-Forman Corporation Non-Qualified Savings Plan. Additional information on this plan may be found under "Brown-Forman Corporation Non-Qualified Savings Plan" on page 37. The following table provides information on plan contributions and earnings for our NEOs for fiscal 2019.

FISCAL 2019 NON-QUALIFIED DEFERRED COMPENSATION TABLE

	Executive Contributions in Last FY[1]	Registrant Contributions in Last FY	Aggregate Earnings in Last FY[2]	Aggregate Withdrawals/ Distributions[3]	Aggregate Balance at Last FYE[4]
Lawson E. Whiting	$—	$—	$—	$—	$—
Jane C. Morreau	299,543	—	61,751	—	1,756,985
Mark I. McCallum	—	—	52,628	204,641	1,002,006
Matthew E. Hamel	—	—	—	—	—
Thomas Hinrichs[5]	—	—	—	—	—
Paul C. Varga	717,657	—	466,634	457,722	6,635,096

(1) Contributions shown in this column are included in each NEO's compensation reported in the Fiscal 2019 Summary Compensation Table, under "Salary" for the current fiscal year or under "Non-Equity Incentive Plan Compensation" in the previous fiscal year.

(2) NEOs participating in the Savings Plan may notionally invest their plan balances in mutual funds within generally the same asset classes available to participants in our qualified 401(k) savings plan. The Savings Plan does not guarantee a return on deferred amounts. Earnings in this column represent deemed investment earnings or losses attributable to the change in market value of the notional investments. These amounts are not reported in the Fiscal 2019 Summary Compensation Table because the Savings Plan does not provide for above-market or preferential earnings.

(3) Mr. McCallum and Mr. Varga each made a withdrawal from our non-qualified savings plan, as allowed under its terms and conditions.

(4) Amounts reflect, with the exception of the values denoted on the other columns, compensation previously disclosed in our proxy statements from 2017 to 2019.

(5) Mr. Hinrichs is not eligible for the Non-Qualified Deferred Compensation Plan as an employee outside of the United States.

POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL

We do not provide our NEOs with any separate contract, agreement, or arrangement that allows for payments or benefits upon termination or a change in control or that discriminates in favor of an NEO in scope or terms of operation. We offer certain benefits to executives whose employment terminates before incentive awards are paid, depending upon the circumstances surrounding their termination. These benefits, shown in the table below, are intended to continue to link an executive's compensation to Brown-Forman's performance after the executive's employment has ended and to avoid penalizing executives in situations where the termination was outside of their control.

TREATMENT OF SHORT-TERM AND LONG-TERM INCENTIVE AWARDS UPON TERMINATION OF EMPLOYMENT

Termination Event	Short-Term Cash Incentives	Long-Term Cash Incentives and Performance-Based Restricted Stock	SSARs
Retirement[1]	Awards granted in the fiscal year of termination are pro-rated based on the time worked during that fiscal year, adjusted for performance, and paid at the same time and in the same manner as to active employees.	Awards granted in the fiscal year of termination are pro-rated based on the time worked during that year, adjusted for performance, and paid soon after the end of the performance period. Outstanding unpaid awards are not reduced, but are adjusted for performance and paid soon after the end of the performance period.	Awards granted in the fiscal year of termination are pro-rated based on the time worked during that year. Other outstanding awards are not reduced. All awards become exercisable at the same time and in the same manner as for active employees. Retirees must exercise awards by the earlier of the original expiration date or the end of seven years following the date of retirement.
Involuntary Not for Cause			Awards granted in the fiscal year of termination are pro-rated based on the time worked during the year. Other outstanding awards are not reduced. All awards become exercisable at the same time and in the same manner as for active employees. Awards must be exercised by the original expiration date, or, if earlier, by the later of twelve months following the date of termination or twelve months following the first exercise date.
Death/Permanent Disability	Awards granted in the fiscal year of termination are pro-rated based on the time worked during that year and are paid upon termination at a target level of performance.	Awards granted in the fiscal year of termination are pro-rated based on the time worked during that year and become payable shortly after termination at a target level of performance. Outstanding unpaid awards are not reduced and become payable shortly after termination at a target level of performance.	Awards granted in the fiscal year of termination are pro-rated based on the time worked during that year. Other outstanding awards are not reduced. All awards become exercisable on the date of death or permanent disability. Awards must be exercised by the earlier of the expiration date or the end of five years following the date of death or termination of employment due to disability.
Voluntary Termination or Involuntary for Poor Performance	Awards granted in the fiscal year of termination are forfeited.	All unearned or nonvested awards are forfeited.	All nonvested awards are forfeited. Exercisable awards may be exercised for up to 30 days, or, if earlier, until the original expiration date.
Involuntary for Cause			All outstanding awards are forfeited.

(1) Retirement applies to those executives who leave Brown-Forman at or after age 55 with at least five years of service or at or after age 65 with any service.

CHANGE IN CONTROL AND TERMINATION UPON CHANGE IN CONTROL

In the event of a change in control, as defined in the Brown-Forman 2013 Omnibus Plan or the Brown-Forman 2004 Omnibus Plan, as applicable, short-term and long-term incentive compensation cycles continue unaffected, and outstanding options and SSARs become immediately vested but remain exercisable according to their original vesting schedule. In the event an executive's employment is terminated by Brown-Forman (or its successor) without cause or by the executive within 60 days after a constructive discharge, in either case within one year following a change in control, all outstanding awards become immediately vested and exercisable, restriction periods lapse, and cash awards are paid out pro-rata based on target performance through the effective date of termination. In the event of a change in control that modifies the capital structure of Brown-Forman (or its successors), the realizable value on exercise of outstanding options and SSARs is subject to adjustment as described in the applicable Omnibus Plan.

The following table illustrates the value of compensation available to our NEOs as if their employment terminated on April 30, 2019, the last day of our 2019 fiscal year, under various scenarios. The compensation included is only amounts that would have been payable as a direct result of the specified triggering event. This table excludes the value of pension benefits that are disclosed in the Fiscal 2019 Pension Benefits Table on page 46 and the amounts payable under deferred compensation plans that are disclosed in the Fiscal 2019 Non-Qualified Deferred Compensation Table on page 47.

FISCAL 2019 POTENTIAL PAYMENTS UPON TERMINATION OR CHANGE IN CONTROL TABLE[1]

Name	Death Benefit[2]	Holiday Bonus[3]	STC[4]	LTC[5]	PBRS[5]	SSARs[6]	Total
Lawson E. Whiting							
Voluntary Termination	—	—	—	—	—	—	—
Involuntary Termination for Cause	—	—	—	—	—	—	—
Involuntary Termination Not for Cause	—	$17,375	$812,600	$2,010,500	$1,275,886	$889,960	$5,006,321
Retirement	—	17,375	812,600	2,010,500	1,275,886	889,960	5,006,321
Death	$2,000,000	17,375	850,000	1,997,500	956,707	889,960	6,711,542
Change-in-Control	—	—	—	—	—	889,960	889,960
Termination Upon Change-in-Control	—	17,375	850,000	1,997,500	956,707	889,960	4,711,542
Jane C. Morreau[7]							
Voluntary Termination	—	10,425	432,000	1,098,240	1,546,255	1,330,537	4,417,457
Involuntary Termination for Cause	—	—	—	—	—	—	—
Involuntary Termination Not for Cause	—	10,425	432,000	1,098,240	1,546,255	1,330,537	4,417,457
Retirement	—	10,425	432,000	1,098,240	1,546,255	1,330,537	4,417,457
Death	2,000,000	10,425	450,000	1,086,000	1,224,729	1,330,537	6,101,691
Change-in-Control	—	—	—	—	—	1,330,537	1,330,537
Termination Upon Change-in-Control	—	10,425	450,000	1,086,000	1,224,729	1,330,537	4,101,691
Mark I. McCallum[7]							
Voluntary Termination	—	11,364	443,106	1,320,100	1,146,655	1,002,858	3,924,083
Involuntary Termination for Cause	—	—	—	—	—	—	—
Involuntary Termination Not for Cause	—	11,364	443,106	1,320,100	1,146,655	1,002,858	3,924,083
Retirement	—	11,364	443,106	1,320,100	1,146,655	1,002,858	3,924,083
Death	2,000,000	11,364	463,500	1,302,900	904,781	1,002,858	5,685,403
Change-in-Control	—	—	—	—	—	1,002,858	1,002,858
Termination Upon Change-in-Control	—	11,364	463,500	1,302,900	904,781	1,002,858	3,685,403
Matthew E. Hamel[7]							
Voluntary Termination	—	8,948	295,404	487,363	846,710	1,480,965	3,119,390
Involuntary Termination for Cause	—	—	—	—	—	—	—
Involuntary Termination Not for Cause	—	8,948	295,404	487,363	846,710	1,480,965	3,119,390
Retirement	—	8,948	295,404	487,363	846,710	1,480,965	3,119,390
Death	1,672,000	8,948	309,000	481,013	668,122	1,480,965	4,620,048
Change-in-Control	—	—	—	—	—	1,480,965	1,480,965
Termination Upon Change-in-Control	—	8,948	309,000	481,013	668,122	1,480,965	2,948,048
Thomas Hinrichs[7]							
Voluntary Termination	—	7,989	343,915	609,026	502,387	392,783	1,856,100
Involuntary Termination for Cause	—	—	—	—	—	—	—
Involuntary Termination Not for Cause	—	7,989	343,915	609,026	502,387	392,783	1,856,100
Retirement	—	7,989	343,915	609,026	502,387	392,783	1,856,100
Death	—	7,989	357,500	602,129	389,925	392,783	1,750,326
Change-in-Control	—	—	—	—	—	392,783	392,783
Termination Upon Change-in-Control	—	7,989	357,500	602,129	389,925	392,783	1,750,326

(1) Mr. Varga's employment with Brown-Forman ended on December 31, 2018 following his retirement.

(2) Death benefit includes amounts provided by Brown-Forman as an insurance benefit (generally available to all salaried employees) and additional amounts elected and paid for by each NEO as optional insurance coverage.

(3) Pro-rated holiday bonus is provided in the event of involuntary termination not-for-cause, retirement, death/permanent disability, and termination upon change in control. Holiday bonus is calculated based on a December 1 to November 30 payment cycle.

(4) Pro-rated short-term cash incentives are provided in the event of involuntary termination not-for-cause, retirement, death/permanent disability, and termination upon change in control. In the event of retirement or involuntary termination not-for-cause, awards are based on actual company performance and are paid at the same time and in the same manner as to active employees. Short-term cash incentives shown for retirement or involuntary termination not-for-cause are performance-adjusted awards paid for fiscal 2019. In the event of death/permanent disability or termination upon a change in control, awards are paid as soon as practicable after termination at a target level of performance. Short-term cash incentives shown for death/permanent disability or termination upon a change in control are shown at target. Awards shown are not pro-rated because termination is assumed to have occurred on the last day of our fiscal year.

(5) Continued vesting of a pro-rated portion of long-term cash incentives and performance-based restricted stock is provided in the event of involuntary termination not-for-cause, retirement, death/permanent disability, or termination upon a change in control. In the event of retirement or involuntary termination not-for-cause, awards are based on actual company performance and generally are paid at the same time and in the same manner as to active employees. Values shown for long-term cash incentives in situations of retirement or involuntary termination not-for-cause are based on actual payouts for the performance period that ended in fiscal 2019 and target performance for performance periods ending in the future. Values shown for performance-based restricted stock in instances of retirement or involuntary termination not-for-cause are based on the April 30, 2019, market value of restricted shares granted in fiscal 2017 and the estimated maximum possible payout of 150% of target for awards granted in fiscal years 2018 and 2019. In the event of death/permanent disability or termination upon a change in control, awards are paid as soon as practicable after termination at a target level of performance. Values shown for long-term cash incentives in situations of death/permanent disability or termination upon a change in control are based on target levels of performance. Values shown for performance-based restricted stock in instances of death/permanent disability or termination upon a change in control are based on the April 30, 2019, market value of restricted shares granted in fiscal 2017 and the estimated possible payout of 100% of target for awards granted in fiscal years 2018 and 2019. Awards granted in the year of termination are adjusted pro-rata based on the time worked during the fiscal year. Other outstanding awards are not reduced. Awards shown are not pro-rated because termination is assumed to have occurred on the last day of our fiscal year.

(6) Continued vesting of a pro-rated portion of SSARs is provided in the event of involuntary termination not-for-cause, retirement, or death/permanent disability. In the event of retirement or involuntary termination not-for-cause, SSARs become vested at the same time and in the same manner as they do for active employees. In the event of retirement, SSARs must be exercised by the sooner of the original expiration date or the end of seven years following the date of retirement. Employees terminated not-for-cause must exercise their SSARs by the sooner of the original expiration date or 12 months following vesting or, if vested, 12 months following termination. In the event of death/permanent disability, SSARs vest immediately and must be exercised by the sooner of the original expiration date or five years following the date of death or termination due to disability. In the event of a termination following a change in control, SSARs vest immediately and remain exercisable until 30 days following the original scheduled vesting date. Awards granted in the year of termination are adjusted pro-rata based on the time worked during the fiscal year. Awards shown are not pro-rated because termination is assumed to have occurred on the last day of our fiscal year. Amounts shown represent the value realized upon vesting or non-forfeitability of nonvested SSARs based upon the difference between the exercise price and the closing price of our Class B common stock on April 30, 2019.

(7) As retirement eligible NEOs, Ms. Morreau, Mr. McCallum, Mr. Hamel, and Mr. Hinrichs would each be treated as a retiree in the event of a voluntary termination. Additionally, this table does not include Mr. Varga, as he retired as an employee of Brown-Forman on December 31, 2018. In connection with his retirement, Mr. Varga received his 2019 short-term incentive compensation on a pro-rated basis as disclosed in the "Short-Term Cash" column of footnote 5 to the "Fiscal 2019 Summary Compensation Table" on page 41. His outstanding long-term cash incentives and performance-based restricted stock awards remain subject to actual company performance and will continue to vest on a pro-rated basis and be paid at the same time and in the same manner as active employees. His outstanding SSARs will also continue to vest on a pro-rated basis at the same time and in the same manner as they do for active employees.

Stock Ownership

BENEFICIAL OWNERS OF MORE THAN 5% OF BROWN-FORMAN'S VOTING STOCK

The table below identifies each beneficial owner of more than 5% of our Class A common stock, our only class of voting stock, as of April 30, 2019. Each of the beneficial owners listed in the table is an entity controlled by Brown family members.

The aggregate number of shares of Class A common stock beneficially owned by the persons in this table is 113,058,963 shares, or 66.9% of the 168,999,423 shares of Class A common stock outstanding as of the close of business on April 30, 2019. Taking into account ownership of shares of our non-voting Class B common stock, the Brown family controls more than 50% of the economic ownership in Brown-Forman.

Name and Address	Amount and Nature of Beneficial Ownership Voting and Investment Power[1]			
	Sole	Shared	Total	Percent of Class
Wolf Pen Branch, LP **Wolf Pen Branch GP, LLC**[2] 4969 U.S. Highway 42, Suite 2000 Louisville, Kentucky 40222	94,850,659	—	94,850,659	56.1%
Avish Agincourt, LLC 829 West Main Street Louisville, Kentucky 40202	18,208,304	—	18,208,304	10.8%

(1) Based upon information furnished to Brown-Forman by the named persons and information contained in filings with the SEC. Under SEC rules, a person is deemed to beneficially own shares over which the person has or shares voting or investment power or as to which the person has the right to acquire beneficial ownership within 60 days (including shares underlying options or stock appreciation rights that are exercisable within 60 days).

(2) Wolf Pen Branch, LP, has sole voting power with respect to the shares reflected in the table and sole investment power with respect to 42,000,000 shares of Class A common stock. Wolf Pen Branch GP, LLC, has voting and investment power with respect to the same shares by virtue of serving as general partner of Wolf Pen Branch, LP.

STOCK OWNED BY DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth, as of April 30, 2019, the number and percentages of shares of our Class A and Class B common stock beneficially owned by each current director, each director nominee, each Named Executive Officer, and by all directors and executive officers as a group. Some shares shown below are beneficially owned by more than one person. As of the close of business on April 30, 2019, there were 168,999,423 shares of Class A common stock and 308,172,788 shares of Class B common stock outstanding. In calculating the aggregate number of shares and percentages owned by all directors and executive officers as a group, which includes shares owned by persons not named in this table, we counted each share only once.

STOCK BENEFICIALLY OWNED BY DIRECTORS AND EXECUTIVE OFFICERS AS OF APRIL 30, 2019

| Name[1] | Class A Common Stock[2][3] Voting or Investment Power | | | | Class B Common Stock[2][3] Investment Power | | | |
	Sole	Shared	Total	% of Class	Sole	Shared	Total	% of Class
Patrick Bousquet-Chavanne	—	—	—	*	66,665	—	66,665	*
Campbell P. Brown[4]	3,917,120	—	3,917,120	2.3%	2,554,484[5][6]	220,180	2,774,664	*
Geo. Garvin Brown IV[4]	3,466,933	18,012	3,484,945	2.1%	2,077,357[7]	11,935	2,089,292	*
Stuart R. Brown	1,427,350[8]	—	1,427,350	*	478,460[9]	9,739	488,199	*
Bruce L. Byrnes	—	—	—	*	—	—	—	*
John D. Cook	—	—	—	*	37,184	—	37,184	*
Marshall B. Farrer[4]	—	—	—	*	36,808	—	36,808	*
Laura L. Frazier	424,346	—	424,346	*	664,118	—	664,118	*
Kathleen M. Gutmann	—	—	—	*	—	—	—	*
Matthew E. Hamel	25,543	—	25,543	*	447,901[6]	—	447,901	*
Thomas Hinrichs	1,452	—	1,452	*	85,672	—	85,672	*
Augusta Brown Holland[4]	1,183,964	5,559	1,189,523	*	562,676[10]	8,566[11]	571,242	*
Mark I. McCallum	50,731	—	50,731	*	290,491	—	290,491	*
Jane C. Morreau	28,567	—	28,567	*	224,994	—	224,994	*
Michael J. Roney	—	—	—	*	—	—	—	*
Tracy L. Skeans	—	—	—	*	—	—	—	*
Michael A. Todman	—	—	—	*	—	—	—	*
Paul C. Varga	449,312	—	449,312	*	1,459,728	—	1,459,728	*
Lawson E. Whiting	5,797	—	5,797	*	129,274	—	129,274	*
All Directors and Executive Officers as a Group (24 persons, including those named above)[12]	10,994,582	23,571	11,018,153[13]	6.5%	9,440,781	250,420	9,691,201[14]	3.1%

* Represents less than 1% of the class.

(1) The address for each person named in the table is 850 Dixie Highway, Louisville, Kentucky 40210.

(2) Based upon company information, information furnished to Brown-Forman by the named persons, and information contained in filings with the SEC. Under SEC rules, a person is deemed to beneficially own shares over which the person has or shares voting or investment power or as to which the person has the right to acquire beneficial ownership within 60 days (including shares underlying options or stock appreciation rights that are exercisable within 60 days).

(3) Includes the following Class B SSARs that are currently exercisable or that will become exercisable on or before June 29, 2019 (60 days after April 30, 2019). Class A and B DSUs, which vest over the course of the Board Year and are paid out following a six-month waiting period (as defined under "Director Compensation" beginning on page 21), are not included in the main table. Performance-based restricted stock units were issued as shares of Class A and Class B common stock on June 3, 2019 as reflected below, and also are not included in the main table.

Name	Class A		Class B		
	Restricted Stock	Deferred Stock Units	Restricted Stock	SSARs	Deferred Stock Units
Patrick Bousquet-Chavanne	—	20,926	—	—	18,442
Campbell P. Brown	—	—	—	12,355	—
Geo. Garvin Brown IV	—	25,105	—	—	4,817
Stuart R. Brown	—	1,071	—	—	—
Bruce L. Byrnes	—	14,626	—	—	12,042
John D. Cook	—	20,178	—	12,188	18,790
Marshall B. Farrer	—	—	742	26,981	—
Kathleen M. Gutmann	—	4,868	—	—	681
Matthew E. Hamel	4,739	—	1,184	353,114	—
Thomas Hinrichs	2,514	—	629	79,304	—
Augusta Brown Holland	—	8,014	—	—	1,467
Mark I. McCallum	6,417	—	1,603	264,417	—
Jane C. Morreau	8,865	—	2,215	209,554	—
Michael J. Roney	—	18,282	—	—	4,032
Tracy L. Skeans	—	4,727	—	—	—
Michael A. Todman	—	13,070	—	—	2,730
Paul C. Varga	39,396	—	9,837	1,020,151	—
Lawson E. Whiting	4,852	—	1,212	127,825	—

(4) Campbell P. Brown, Geo. Garvin Brown IV, Marshall B. Farrer, and Augusta Brown Holland do not hold voting power over any shares of Class A common stock. Each holds sole or shared investment power over the shares of Class A common stock presented in the table.

(5) Includes 150,000 shares of Class B common stock pledged as security.

(6) Includes Class B common stock held in the 401(k) plan as of the close of business on April 30, 2019, as follows: Campbell P. Brown, 21,918 shares; Matthew E. Hamel, 16,463 shares.

(7) Includes 991,114 shares of Class B common stock pledged as security.

(8) Includes 414,734 shares of Class A common stock pledged as security.

(9) Includes 103,840 shares of Class B common stock pledged as security.

(10) Includes 66,250 shares of Class B common stock pledged as security.

(11) Includes 5,890 shares of Class B common stock pledged as security.

(12) "All Directors and Executive Officers as a Group" includes 24 individuals, including those directors and officers named in the table. In calculating the aggregate number of shares and percentages owned by all directors and executive officers as a group, each share is counted only once.

(13) Directors and executive officers as a group hold 130,867 Class A DSUs, which are not included in the main table.

(14) Includes 2,357,284 Class B SSARs held by all directors and executive officers as a group that are exercisable on or before June 29, 2019 (60 days after April 30, 2019). Directors and executive officers as a group hold 63,001 Class B DSUs, which are not included in the main table.

DELINQUENT SECTION 16(a) REPORTS

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our executive officers, directors, and "beneficial owners" of more than 10% of our Class A common stock to file stock ownership reports and reports of changes in ownership with the SEC. Based on a review of those reports and written representations from the reporting persons, we believe that during fiscal 2019, all transactions were reported on a timely basis except for one Form 4 by Laura L. Frazier reporting gift transactions by two family trusts from a prior fiscal year.

Pay Ratio Disclosure

CEO PAY RATIO

The Dodd-Frank Wall Street Reform and Consumer Protection Act requires us to disclose the ratio between the annual total compensation of our CEO and the annual total compensation of our "median employee."

In fiscal 2019, the annual total compensation for our CEO, Mr. Whiting, was $3,695,893, as disclosed in the Fiscal 2019 Summary Compensation Table on page 40. In order to determine the annual total compensation of our median employee, Brown-Forman utilized the following approach:

- Identified our global employee population as of February 1, 2019.
- Compared payroll data of our global employee population using a consistently applied compensation measure of base salary (including overtime) and holiday bonus paid to our employees during the most recent tax year of January 1, 2018, to December 31, 2018.
- Used the consistently applied compensation measure to identify the median employee.
- Calculated the annual total compensation of our median employee in the same manner used to determine our CEO's total compensation as disclosed in the fiscal 2019 Summary Compensation Table.

In identifying our median employee, we did not utilize material estimates, statistical sampling, or assumptions. Following the above methodology, our median employee for fiscal 2019 received an annual total compensation of $58,714. Consequently, the ratio of the annual total compensation for our CEO to the annual total compensation for our median employee in fiscal 2019 was 63-to-1.

Brown-Forman believes it is important to follow SEC rules to ensure full compliance. However, given the impact of company performance on CEO pay, combined with employee demographics, varying competitive pay practices, and SEC rules that provide wide flexibility on how a company may calculate its pay ratio, we believe it is important to note that our reported ratio may not have been calculated in the same manner as the ratios disclosed by other companies. As a result, these ratios may not be a useful basis for comparison. Additional details on our compensation philosophy, objectives, and the decisions of our Compensation Committee may be found in our "Compensation Discussion and Analysis" beginning on page 24.

Audit Matters

This section contains a report of the Audit Committee of the Board of Directors. It also explains the role of the Audit Committee and sets forth the fees paid to our independent registered public accounting firm.

REPORT OF AUDIT COMMITTEE

The Audit Committee is responsible for overseeing the integrity of the Company's financial statements on behalf of the Board. Management is responsible for establishing and maintaining the Company's internal controls, for preparing the financial statements, and for the public financial reporting process. The Company's internal audit function is responsible for preparing and executing an annual internal audit plan under the supervision of the Director of Internal Audit, who is accountable to the Audit Committee. The independent registered public accounting firm is responsible for performing an audit of the Company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board (PCAOB) and for issuing a report on its audit. The independent registered public accounting firm also reports on the effectiveness of the Company's internal control over financial reporting. The Audit Committee reviews the work of management in respect of these matters and has direct responsibility for retaining, compensating, and overseeing the independent registered public accounting firm on behalf of the Board.

On behalf of the Board, the Audit Committee retained PricewaterhouseCoopers LLP (PwC) as the independent registered public accounting firm to audit the Company's consolidated financial statements and the effectiveness of the Company's internal control over financial reporting for fiscal 2019. The Audit Committee reviewed and discussed with management and PwC the audited financial statements as of and for the fiscal year ended April 30, 2019. In addition, the Audit Committee reviewed and discussed, with management, management's assessment of the effectiveness of the Company's internal control over financial reporting and, with PwC, PwC's evaluation of the Company's system of internal controls. These discussions included meetings with PwC without representatives of management present, and executive sessions with the Director of Internal Audit.

The Audit Committee discussed with PwC matters required to be discussed by the applicable PCAOB rules. PwC provided the Audit Committee with the written disclosures and the letter required by the PCAOB for independent auditor communications with audit committees concerning independence, and the Audit Committee discussed with PwC the firm's independence and ability to conduct the audit. The Audit Committee has determined that PwC's provision of audit and non-audit services to the Company is compatible with maintaining auditor independence.

Based on the foregoing, the Audit Committee recommended to the Board that the Company's audited financial statements be included in the Company's Annual Report on Form 10-K for the fiscal year ended April 30, 2019.

AUDIT COMMITTEE
Michael A. Todman, Chair
Bruce L. Byrnes
Kathleen M. Gutmann
Tracy L. Skeans

FEES PAID TO INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The following table presents the fees Brown-Forman incurred for the professional services provided by PwC for fiscal years 2018 and 2019. All such fees were pre-approved by the Audit Committee in accordance with the policy described below.

	Fiscal Years	
	2018	2019
Audit Fees	$2,417,000	$2,468,000
Audit-Related Fees	230,000	60,000
Tax Fees	613,000	564,000
All Other Fees	3,000	24,000
Total	$3,263,000	$3,116,000

Audit Fees

This category consists of the audit of Brown-Forman's annual financial statements included in the Annual Report on Form 10-K, attestation services relating to the report on internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, review of interim financial statements included in quarterly reports on Form 10-Q, services normally provided in connection with statutory and regulatory filings or engagements, and statutory audits required by foreign jurisdictions.

Audit-Related Fees

This category consists of fees related to the audits of employee benefit plans as well as for assurance and related services that are reasonably related to the audit or review of Brown-Forman's financial statements but are not included in the Audit Fees category, such as assistance with interpretation of accounting standards.

Tax Fees

This category consists principally of fees related to tax compliance, planning and transfer pricing services.

All Other Fees

This category consists of fees for all other non-audit services not included in the above categories, including accounting research subscriptions.

AUDIT COMMITTEE PRE-APPROVAL POLICIES AND PROCEDURES

It is the policy of the Audit Committee to pre-approve all audit services and permitted non-audit services (including an estimate of the fees or a range of fees) to be performed for Brown-Forman by its independent registered public accounting firm, subject to the de minimis exception for non-audit services described in the Securities Exchange Act of 1934. The Audit Committee pre-approved the fiscal 2019 audit and non-audit services provided by PwC. The non-audit services approved by the Audit Committee also were reviewed to ensure compatibility with maintaining PwC's independence. The Audit Committee has delegated to its Chair the authority to pre-approve proposed audit and non-audit services that arise between meetings, with the understanding that any such decision will be reviewed at the next scheduled Audit Committee meeting. During the approval process, the Audit Committee considers the potential impact of the type of service on the independence of the registered public accounting firm. Services and fees must be deemed compatible with the maintenance of the registered public accounting firm's independence, including compliance with SEC rules and regulations. The Audit Committee may not delegate to management the Audit Committee's responsibility to pre-approve permitted services of our independent registered public accounting firm. Throughout the year, the Audit Committee reviews any revisions to the estimates of fees initially approved.

The Audit Committee has adopted other policies in an effort to help ensure the independence of our independent registered public accounting firm. The Audit Committee must pre-approve PwC's rendering of personal financial and tax advice to any of Brown-Forman's designated executive officers. In addition, the Audit Committee has a policy that limits Brown-Forman's ability to hire certain current and former employees of our independent registered public accounting firm.

APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee has appointed PwC to serve as our independent registered public accounting firm for the fiscal year ending April 30, 2020. Through its predecessor Coopers & Lybrand L.L.P., PwC has served as Brown-Forman's auditor continuously since 1933. A representative of PwC will attend the Annual Meeting, will have an opportunity to make a statement, and will be available to respond to appropriate questions. We know of no direct or material indirect financial interest that PwC has in Brown-Forman or any of our subsidiaries, or of any connection between Brown-Forman or any of our subsidiaries with PwC in the capacity of promoter, underwriter, voting trustee, director, officer, or employee.

Other Information

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Related Person Transactions

Rules and policies. SEC regulations require disclosure of certain transactions between Brown-Forman and a "related person." For purposes of these regulations, a "related person" generally includes any individual who was a director or executive officer at any time during the last fiscal year, a director nominee, a beneficial owner of more than 5% of our voting securities, and any immediate family member of any such person. To ascertain information regarding related person transactions, Brown-Forman has asked each director, director nominee, executive officer, and more than 5% beneficial owner to disclose any company transaction with a related person since May 1, 2018, or any such proposed transaction. In accordance with our Related Person Transactions Policy, the Audit Committee is responsible for reviewing, and if appropriate, approving or ratifying related person transactions. The Audit Committee reviewed and approved the transactions described below for fiscal 2019.

Employment of related persons. As a family controlled company, we employ individuals who are considered "related persons" under SEC regulations. As of April 30, 2019, we employed two individuals—Campbell P. Brown and Marshall B. Farrer—who are directors of the company. Each of these employees is compensated in a manner consistent with our employment and compensation policies applicable to all employees. The aggregate amount of compensation paid to each of these employees during fiscal 2019 was: Campbell P. Brown $560,875 and Marshall B. Farrer $491,791.

Other transactions. None.

Compensation Committee Interlocks and Insider Participation

No member of the Compensation Committee is or has been an officer or employee of Brown-Forman, and no executive officer of Brown-Forman has served on the compensation committee or board of any company that employed any member of our Compensation Committee or Board of Directors either during fiscal year 2019 or as of the date of this Proxy Statement.

Other Proposed Action at the Meeting

As of June 25, 2019, we know of no additional business that will come before the meeting. If any other matters are properly presented for voting at the Annual Meeting, the proxies will be voted on those matters as the Board may recommend, or, in the absence of a recommendation, in accordance with the judgment of the proxy holders.

STOCKHOLDER PROPOSALS FOR THE 2020 ANNUAL MEETING

To be considered for inclusion in the Proxy Statement for the 2020 Annual Meeting of Stockholders, stockholder proposals must be sent to 850 Dixie Highway, Louisville, Kentucky 40210, no later than February 26, 2020. Proposals should be sent to the attention of Matthew E. Hamel, our Secretary, and must comply with SEC requirements related to the inclusion of stockholder proposals in company-sponsored proxy materials. Any notice of a proposal submitted outside the process of Rule 14a-8 of the Securities Exchange Act of 1934, as amended, that a stockholder intends to bring at our 2020 Annual Meeting of Stockholders should be sent to the attention of Matthew E. Hamel, our Secretary, at the address above between March 27, 2020, and April 26, 2020, and the proxies solicited by us for our 2020 Annual Meeting of Stockholders will confer discretionary authority to vote on any such matters without a description of them in the Proxy Statement for that Annual Meeting.

By Order of the Board of Directors
MATTHEW E. HAMEL
Secretary

Louisville, Kentucky
June 25, 2019

Appendix A

NON-GAAP FINANCIAL MEASURES

We use some financial measures in this Proxy Statement that are not measures of financial performance under U.S. generally accepted accounting principles (GAAP). These non-GAAP measures, defined below, should be viewed as supplements to (not substitutes for) our results of operations and other measures reported under GAAP. Other companies may not define or calculate these non-GAAP measures in the same way.

"Underlying change" in measures of statements of operations. We present changes in certain measures, or line items, of the statements of operations that are adjusted to an "underlying" basis. We use "underlying change" for underlying operating income. To calculate underlying operating income, we adjust, as applicable, for (a) acquisitions and divestitures, (b) foreign exchange, (c) estimated net changes in distributor inventories, and (d) the establishment of our charitable foundation. We explain these adjustments below.

- **"Acquisitions and divestitures."** This adjustment removes (a) any non-recurring effects related to our acquisitions and divestitures (e.g., transaction gains or losses, transaction costs, and integration costs), and (b) the effects of operating activity related to acquired and divested brands for periods not comparable year over year (non-comparable periods). By excluding non-comparable periods, we therefore include the effects of acquired and divested brands only to the extent that results are comparable year over year.

  In fiscal 2016, we sold our Southern Comfort and Tuaca brands and related assets to Sazerac Company, Inc. and entered into a related transition services agreement (TSA). During fiscal 2017, we completed our obligations under the TSA. This adjustment removes the net sales, cost of sales, and operating expenses recognized in fiscal 2017 pursuant to the TSA related to contract bottling services and distribution services in certain markets.

  On June 1, 2016, we acquired The BenRiach Distillery Company Limited (BenRiach). This adjustment removes (a) transaction and integration costs related to the acquisition and (b) operating activity for the acquired business for the non-comparable period. With respect to comparisons of fiscal 2017 to fiscal 2016, the non-comparable period comprised all months; with respect to comparisons of fiscal 2018 to fiscal 2017, the non-comparable period is the month of May.

- **"Foreign exchange."** We calculate the percentage change in certain line items of the statements of operations in accordance with GAAP and adjust to exclude the cost or benefit of currency fluctuations. Adjusting for foreign exchange allows us to understand our business on a constant-dollar basis, as fluctuations in exchange rates can distort the underlying trend both positively and negatively. (In this Proxy Statement, "dollar" always means the U.S. dollar unless stated otherwise.) To eliminate the effect of foreign exchange fluctuations when comparing across periods, we translate current-year results at prior-year rates and remove transactional and hedging foreign exchange gains and losses from current- and prior-year periods.

- **"Estimated net changes in distributor inventories."** This adjustment refers to the estimated net effect of changes in distributor inventories on changes in certain line items of the statements of operations. For each period compared, we use volume information from our distributors to estimate the effect of distributor inventory changes in certain line items of the statements of operations. We believe that this adjustment reduces the effect of varying levels of distributor inventories on changes in certain line items of the statements of operations and allows us to understand better our underlying results and trends.

- **"Foundation."** In fiscal 2018, we established the Brown-Forman Foundation (the Foundation) with an initial $70 million contribution to support the Company's charitable giving program in the communities where our employees live and work. This adjustment removes the initial $70 million contribution to the Foundation from our underlying SG&A expenses and underlying operating income to present our underlying results on a comparable basis.

We use the non-GAAP measures "underlying change" to: (a) understand our performance from period to period on a consistent basis; (b) compare our performance to that of our competitors; (c) calculate components of management incentive compensation; (d) plan and forecast; and (e) communicate our financial performance to the board of directors, stockholders, and investment analysts. We provide reconciliations of the "underlying change" in operating income (non-GAAP) to the change in reported operating income (GAAP) in the following table.

RECONCILIATION OF NON-GAAP UNDERLYING CHANGES

In fiscal 2019, we retrospectively adjusted our prior year statements of operations in our Form 10-K to reflect the impact from the adoption of the Accounting Standards Update 2017-07 (related to pension), and other reclassified expenses related to certain marketing research and promotional agency costs. The impact of these changes, which had no effect on net income, was not material. These retrospective adjustments did impact our reported and underlying operating income growth rates for fiscal years 2015 and 2018. However, the long-term incentive compensation related to those fiscal years was not retrospectively adjusted. Below, we reconcile our reported operating income (GAAP) to our underlying operating income (non-GAAP) as presented in the year filed. We note the change in our reported and underlying growth rates related to these retrospective adjustments for fiscal years 2015 and 2018 below the chart.

RECONCILIATION OF UNDERLYING OPERATING INCOME GROWTH TO GAAP OPERATING INCOME GROWTH

	Percentage change versus prior fiscal year				
	2015[1]	2016	2017	2018[2]	2019
Change in reported operating income (GAAP)	6%	49%	-35%	5%	9%
Acquisitions and divestitures	—	-46%	35%	—	—
Foundation	—	—	—	7%	-7%
Foreign exchange	6%	4%	4%	-2%	3%
Estimated net change in distributor inventories	-3%	1%	3%	-2%	—
Change in underlying operating income (non-GAAP)	9%	8%	7%	8%	5%

(1) Our retrospectively adjusted fiscal 2015 reported operating income grew 5% and underlying operating income grew 8%. There was no change to the reconciling items noted above.

(2) Our retrospectively adjusted fiscal 2018 reported operating income grew 4% and underlying operating income grew 6%. There was no change to the reconciling items noted above.

OTHER METRICS

"Return on average invested capital." This measure refers to the sum of net income and after-tax interest expense, divided by average invested capital. Average invested capital equals assets less liabilities, excluding interest-bearing debt, and is calculated using the average of the most recent 13 month-end balances. After-tax interest expense equals interest expense multiplied by one minus our effective tax rate. We use this non-GAAP measure because we consider return on average invested capital to be a meaningful indicator of how effectively and efficiently we invest capital in our business.

Our Priorities

When we look holistically across the landscape of social, environmental, and economic issues to evaluate where we should focus our resources, we have identified four major priorities:



ALCOHOL RESPONSIBILITY

Encouraging responsible drinking through moderate consumption of our products in a way that brings social enjoyment rather than harm

DIVERSITY & INCLUSION

Fostering talent, and valuing diversity, creativity, commitment, and expertise of our employees enables us to grow and endure

COMMUNITY

Contributing our time, talent, and resources to the communities to which we belong so that they are better places to live and work

SUSTAINABILITY

Positively influencing regenerative management practices for water, energy, and other resources that we use to make our products

EVERYTHING WE DO TODAY DETERMINES WHO
AND WHERE WE WILL BE TOMORROW.

_____

As this next generation begins,
so does our 150th year. We look
forward to celebrating our past,
in part by doing what we have
always done: making the most
of our future.



BROWN·FORMAN